                                              Filed Pursuant to Rule 424(b)(5)
                                              Registration No. 333-95181


            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 19, 2000

                                2,703,210 Shares

                           KING PHARMACEUTICALS, INC.

                                  Common Stock

                               ------------------

     We are selling to the underwriter 2,703,210 shares of common stock at a price of $40.50 per share, for an aggregate purchase price of $109,480,005.

     The underwriter proposes to offer the shares of common stock from time to time for sale in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The shares of common stock will not be sold on or through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE S-9 FOR MORE INFORMATION.

     Delivery of the shares of common stock will be made on or about October 20, 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           CREDIT SUISSE FIRST BOSTON

          The date of this prospectus supplement is October 17, 2000.

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT          PAGE                         PROSPECTUS              PAGE
WHERE YOU CAN FIND MORE                              ABOUT THIS PROSPECTUS................     1
  INFORMATION........................   S-2          WHERE YOU CAN FIND MORE
A WARNING ABOUT FORWARD-LOOKING                        INFORMATION........................     1
  STATEMENTS.........................   S-3          A WARNING ABOUT FORWARD-LOOKING
SUMMARY..............................   S-5            STATEMENTS.........................     2
RISK FACTORS.........................   S-9          KING PHARMACEUTICALS, INC............     2
USE OF PROCEEDS......................  S-20          RATIOS OF EARNINGS TO FIXED
PRICE RANGE OF COMMON STOCK AND                        CHARGES............................     3
  DIVIDEND POLICY....................  S-20          USE OF PROCEEDS......................     3
CAPITALIZATION.......................  S-21          LEGAL OWNERSHIP......................     4
UNAUDITED PRO FORMA SUPPLEMENTARY                    DESCRIPTION OF DEBT SECURITIES WE MAY
  CONSOLIDATED FINANCIAL                               OFFER..............................     6
  STATEMENTS.........................  S-22          REGARDING THE TRUSTEE................    15
DESCRIPTION OF CAPITAL STOCK.........  S-30          DESCRIPTION OF DEBT WARRANTS WE MAY
UNDERWRITING.........................  S-35            OFFER..............................    15
NOTICE TO CANADIAN RESIDENTS.........  S-37          DESCRIPTION OF PREFERRED STOCK WE MAY
LEGAL MATTERS........................  S-38            OFFER..............................    18
EXPERTS..............................  S-38          PLAN OF DISTRIBUTION.................    19
                                                     VALIDITY.............................    20
                                                     INDEPENDENT ACCOUNTANTS..............    20


                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities

Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus supplement and the accompanying prospectus:

     - Our Annual Report on Form 10-K for the year ended December 31, 1999.

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2000.

     - Our Current Reports on Form 8-K filed February 28, April 20, April 21, June 23, June 30, July 18, September 1, September 12, September 21 and October 19, 2000.

     - Jones Pharma Incorporated's Annual Report on Form 10-K for the year ended December 31, 1999.

     - Jones Pharma Incorporated's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2000.

     You may request a copy of these filings, at no cost, by writing or telephoning:

        King Pharmaceuticals, Inc.
        501 Fifth Street
        Bristol, Tennessee 37620
        Attention: Kyle P. Macione, Executive Vice President, Corporate Affairs
        Telephone: 423.989.8023

     You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We will not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of these documents.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus supplement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

     These forward-looking statements are identified by their use of terms and phrases, such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled "Risk Factors," and other sections of this prospectus supplement and in sections of our annual report on Form 10-K including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Business."

     Forward-looking statements include, but are not limited to:

     - anticipated developments and expansions of our business;

     - increases in sales of recently acquired products or royalty payments;

     - development of product line extensions;

     - future findings and determinations of the Food and Drug Administration (to which we refer in this prospectus supplement as the "FDA");

     - debt service and leverage requirements;

     - the products which we expect to offer;

     - the intent to market and distribute certain of our products internationally;

     - the intent to manufacture in our own facilities some of our products currently manufactured for us by third parties;

     - the intent, belief or current expectations, primarily with respect to our future operating performance;

     - expectations regarding sales growth, gross margins, manufacturing productivity, capital expenditures and effective tax rates; and

     - expectations regarding our financial condition and liquidity as well as future cash flows and earnings.

     These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those contemplated by our forward-looking statements. These other factors include, but are not limited to, the following:

     - changes in general economic and business conditions;

     - dependence on continued acquisition of products or companies;

     - management of growth of business and integration of acquisitions;

     - changes in current pricing levels;

     - development of new competitive products;

     - changes in economic conditions and federal and state regulations;

     - competition for acquisition of products or companies;

     - manufacturing capacity constraints; and

     - the availability, terms and deployment of capital.

     We do not undertake to update our forward-looking statements to reflect future events or circumstances.

                                    SUMMARY

     This summary highlights some information from this prospectus supplement and the accompanying prospectus. Because this is a summary, it does not contain all the information that may be important to you. To understand this offering fully, you should read the entire prospectus supplement and accompanying prospectus carefully, including the Risk Factors section beginning on page S-9 and the documents incorporated by reference. You should also keep in mind the following points as you read this prospectus supplement:

     - Unless the context otherwise indicates, references in this prospectus supplement and accompanying prospectus to "we," "us," "our" and "King" refer to King Pharmaceuticals, Inc. and its subsidiaries.

     - Unless the context indicates otherwise, references in this prospectus supplement and the accompanying prospectus to the "senior credit facility" include the revolving credit facility and the term loans, including tranche A and tranche B.

                                   WHO WE ARE

     King is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products. Through a national sales force of over 400 representatives and co-promotion arrangements, we market our branded pharmaceutical products to general/family practitioners, internal medicine physicians, cardiologists, endocrinologists, pediatricians and hospitals across the country.

     Our primary business strategy is to acquire established branded pharmaceutical products and to increase their sales through focused marketing and promotion, life cycle management as well as by securing new indications, developing product line extensions and devising new formulations or dosages. In pursuing product acquisitions, we seek to capitalize on opportunities in the pharmaceutical industry created by cost containment initiatives and consolidation among large, global pharmaceutical companies. We also seek attractive company acquisitions that add products or product pipelines, technologies or sales and marketing capabilities to our key therapeutic areas. These activities are attractive for us because they may expand the market for our branded pharmaceutical products, provide market exclusivity or sales levels that do not attract significant competition. In addition to branded pharmaceuticals, we also provide contract manufacturing for a number of the world's leading pharmaceutical and biotechnology companies, including Warner-Lambert Company, Centocor, Inc., Genetics Institute, Inc. and Hoffmann-La Roche Inc.

                              RECENT DEVELOPMENTS

     In addition to the risk factors described beginning on page S-9, you should consider the following developments since December 31, 1999 before investing in our common stock.

     - On February 25, 2000, we completed our acquisition of Medco Research, Inc. in a transaction accounted for as a pooling of interests.

     - During the quarter ended June 30, 2000, we raised significant additional equity capital aggregating $240 million through the issuance of 6.0 million shares of our common stock in an underwritten block trade in April 2000 and the issuance of 1.9 million shares of common stock to American Home Products in connection with the Altace(R) co-promotion agreement.

     - Approximately $181.2 million of the additional equity raised was used to retire or prepay indebtedness. In connection therewith, we incurred charges of approximately $4.7 million, net of tax, in the quarter ended June 30, 2000, relating to the write-off of unamortized financing costs incurred in connection with the prepaid indebtedness.

     - On July 7, 2000, we completed the acquisition of U.S. marketing rights to the Nordette(R), Bicillin(R) and Wycillin(R) product lines from American Home Products, as contemplated by the co-promotion agreement for $200 million, financed with a draw of $10.0 million on a $50.0 million bridge loan, $25.0 million in the form of a note issued to American Home Products, $37.5 million of the proceeds from the sale of stock to American Home Products, $25.0 million received in connection with the co-promotion agreement with American Home Products, $90.0 million from the revolving credit facility and $12.5 million in cash from operations.

     - On August 31, 2000 we completed our acquisition of Jones Pharma Incorporated in a transaction accounted for as a pooling of interests. Jones, headquartered in St. Louis, Missouri, was founded in 1981 and was an emerging specialty pharmaceutical company with a national sales force of over 100 sales representatives who promoted Jones' products throughout the United States. Jones' strategy was to build a portfolio of growing products through the acquisition of under-promoted, promotion sensitive FDA approved products from other pharmaceutical companies. During 1999, Jones derived revenues primarily from the sale of Thrombin-JMI(R), used for controlling blood loss during surgery and the thyroid-disorder drugs Levoxyl(R), Cytomel(R)/Triostat(R) and Tapazole(R). Jones' other products included Brevital Sodium(R), an anesthetic, and veterinary pharmaceuticals, Soloxine(R), Tussigon(R) and Pancrezyme(R). On September 27, 2000, we announced that we would incur a $45.0 million nonrecurring charge in the third quarter of 2000 related to our acquisition of Jones and other restructuring activities.

     - On September 27, 2000, following the receipt by our facility in Rochester, Michigan, which we refer to as "Parkedale," of a written notification from the FDA, we decided to discontinue permanently Fluogen(R) rather than devote additional resources to the product. Fluogen(R)'s gross sales totaled $32.0 million, while net sales equaled $28.7 million, for the year ended December 31, 1999. Gross profit for Fluogen(R) equaled $6.9 million for the same period. As a result of our discontinuance of the product, we will not recognize any revenue from Fluogen(R) during 2000. We have generally recognized revenue from Fluogen(R) during the third and fourth quarters of the past two calendar years. As a result of the discontinuance of Fluogen(R), we incurred nonrecurring charges totaling approximately $45.0 million, before tax, in the third quarter of 2000. These estimated nonrecurring charges related to Fluogen(R) include the write-off of related property, plant and equipment and intangible assets, existing product inventory and employee severance by Parkedale.

     - On October 5, 2000, the FDA approved our Supplemental New Drug Application regarding Altace(R). This approval permits the promotion of Altace(R) to reduce the risk of stroke, myocardial infarction (heart attack) and death from cardiovascular causes in patients 55 and over either with a history of coronary artery disease, stroke or peripheral vascular disease or with diabetes and one other cardiovascular risk factor (e.g., elevated cholesterol levels, cigarette smoking, etc.). Altace(R) is marketed by Monarch Pharmaceuticals, Inc., our wholly owned subsidiary, and Wyeth-Ayerst Laboratories, the pharmaceutical division of American Home Products. American Home Products is obligated, under our co-promotion agreement with that company, to pay us an additional $50 million following the approval of Altace(R) for these new indications. We expect this payment to be made on November 3, 2000.

                                  RISK FACTORS

     Investing in our common stock involves risks. You should carefully consider all of the information in this prospectus supplement and the accompanying prospectus. In particular, you should evaluate the specific risk factors set forth under "Risk Factors" beginning on page S-9 for a discussion of certain risks involved with an investment in the offering.

                                  OUR ADDRESS

     King Pharmaceuticals, Inc. was incorporated in the State of Tennessee in 1993. Our principal executive offices are located at 501 Fifth Street, Bristol, Tennessee 37620. Our telephone number is (423) 989-8000 and our facsimile number is (423) 274-8677.

                                  THE OFFERING

Common stock offered by us.................  2,703,210 shares
Common stock outstanding after the           168,643,427 shares(1)
  offering.................................
Use of proceeds............................  We will use the net proceeds from the sale of the shares for general corporate
                                             purposes, including the financing of any
                                             potential future acquisitions, and the
                                             repayment of approximately $54.0 million of
                                             debt outstanding under the senior credit
                                             facility.
                                             For more information, see "Use of
                                             Proceeds."
New York Stock Exchange symbol.............  KG

-------------------------

(1) Excludes 5,850,865 shares of common stock issuable upon the exercise of stock options outstanding at October 16, 2000 at a weighted average exercise price of $12.28 per share and 8,199,960 shares reserved for issuance under our stock plans.

                                  RISK FACTORS

     Before you purchase our securities, you should carefully consider the risks described below and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our financial statements and related notes. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the adverse events described in this risk factors section actually occurs, our business, results of operations and financial condition could be materially adversely affected, the trading price of our common stock could decline and you might lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

IF WE CANNOT IMPLEMENT OUR STRATEGY TO GROW OUR BUSINESS THROUGH ACQUISITIONS, OUR COMPETITIVE POSITION IN THE PHARMACEUTICAL INDUSTRY MAY SUFFER.

     We have historically increased our sales and net income through strategic acquisitions and related internal growth initiatives intended to develop marketing opportunities with respect to acquired product lines. Our strategy is focused on increasing sales and enhancing our competitive standing through acquisitions that complement our business and enable us to promote and sell new products through existing marketing and distribution channels. Moreover, since we engage in limited proprietary research activity with respect to product development, we rely heavily on purchasing product lines from other companies.

     Other companies, many of which have substantially greater financial, marketing and sales resources than we do, compete with us for products or companies.

     We may not be able to acquire rights to additional products on acceptable terms, if at all, or be able to obtain future financing for acquisitions on acceptable terms, if at all. The inability to effect acquisitions of additional branded products would limit the overall growth of our business. Furthermore, even if we obtain rights to a pharmaceutical product, we may not be able to generate sales sufficient to create a profit or otherwise avoid a loss. For example, our marketing strategy, distribution channels and levels of competition with respect to acquired products may be different than those of our current products, limiting our ability to compete favorably in those product categories.

IF WE CANNOT INTEGRATE THE BUSINESSES OF COMPANIES WE ACQUIRE, OUR BUSINESS MAY SUFFER.

     We anticipate that the integration of newly acquired companies and products into our business will require significant management attention and expansion of our sales force. In order to manage our acquisitions effectively, we must maintain adequate operational, financial and management information systems and motivate and effectively manage an increasing number of employees. Our recent acquisitions, including the acquisition of Jones, have significantly expanded our product offerings, operations and number of employees. Our future success will also depend in part on our ability to retain or hire qualified employees to operate our expanding facilities efficiently in accordance with applicable regulatory standards. If we cannot integrate our acquisitions successfully, these changes and acquisitions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

IF SALES OF OUR MAJOR PRODUCTS OR ROYALTY PAYMENTS TO US DECREASE, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

     Altace(R) accounted for approximately 23.9% of our net sales for the year ended December 31, 1999, and Altace(R), Lorabid(R), Levoxyl(R), Thrombin-JMI(R), and the Cortisporin(R) product lines collectively accounted for approximately 47.8% of our net sales for 1999. We believe that sales of these products will continue to constitute a significant portion of our total revenues for the foreseeable future. Accordingly, any factor adversely affecting sales of any of these products or products for which we receive royalty payments could also have a material adverse effect on our business, financial condition, results of operations and cash flows.

WE CANNOT ASSURE YOU THAT SALES OF LORABID(R) WILL INCREASE IN THE FUTURE. IF SALES DO NOT INCREASE, THERE MAY BE A MATERIAL ADVERSE EFFECT UPON OUR RESULTS OF OPERATIONS.

     Prior to our acquisition of Lorabid(R), sales of that product were on the decline. Increased sales of Lorabid(R) depend upon effective marketing to physicians which leads them to write prescriptions for our product. We cannot assure you that sales of Lorabid(R) will increase in the future. If Lorabid(R) sales do not increase or if they decrease, there may be a material adverse effect upon our results of operations and cash flows.

SALES OF ALTACE(R) MAY BE AFFECTED BY THE PERCEPTION OF A CLASS EFFECT, AND ALTACE(R) AND OUR OTHER PRODUCTS MAY BE SUBJECT TO VARIOUS SOURCES OF COMPETITION FROM ALTERNATE THERAPIES.

     Although the FDA has approved new indications for Altace(R), we may be unable to meet investors' expectations regarding sales of Altace(R) due to a perceived class effect or the inability to market Altace(R)'s new uses and indications effectively.

     All prescription drugs currently marketed by pharmaceutical companies may be grouped into existing drug classes, but the criteria for inclusion vary from class to class. For some classes, specific biochemical properties may be the defining characteristic. For example, Altace(R) (ramipril) is a member of a class of products known as Angiotensin Converting Enzyme Inhibitors, which we refer to as ACE inhibitors, because ramipril is one of several chemicals that inhibits the production of enzymes that convert angiotensin, which could otherwise lead to hypertension.

     When one drug from a class is demonstrated to have a particularly beneficial or previously undemonstrated effect (e.g., the benefit of Altace(R) as shown by the HOPE Study), many marketers of other drugs in the same class (for example, other ACE inhibitors) will represent that their products offer the same benefit simply by virtue of membership in the same drug class. Consequently, other companies with ACE inhibitors that compete with Altace(R) will represent that their products are equivalent to Altace(R). By doing so, these companies will represent that their products offer the same efficacious results demonstrated by the HOPE Study. Regulatory agencies do not decide whether products within a class are quantitatively equivalent in terms of efficacy or safety. Because comparative data among products in the same drug class are rare, marketing forces often dictate a physician's decision to use one ACE inhibitor over another. We may not be able to overcome other companies' representations that their ACE inhibitors will offer the same benefits as Altace(R) as demonstrated by the HOPE Study. As a result, sales of Altace(R) may suffer from the perception of a class effect.

     Currently, there is no generic form of Altace(R) available. That is, there is no product that has the same active ingredient as Altace(R). Although no generic substitute for Altace(R) has been approved by the FDA, there are other ACE inhibitors whose patents will expire in the next few years and there are generic forms of other ACE inhibitors. Also there are different therapeutic agents that may be used to treat the same conditions treated by Altace(R). For example, the group of products known as beta-blockers, calcium channel blockers and diuretics, may be prescribed to treat certain conditions that Altace(R) is used to treat. New ACE inhibitors, increased sales of generic forms of other ACE inhibitors or of other therapeutic agents that compete with Altace(R) may adversely affect the sales of Altace(R).

WE HAVE ENTERED INTO A CO-PROMOTION AGREEMENT FOR THE PROMOTION OF ALTACE(R) WITH AMERICAN HOME PRODUCTS CORPORATION WHICH COULD BE TERMINATED BEFORE WE CAN REALIZE ALL OF THE BENEFITS OF THE AGREEMENT.

     Our exclusive co-promotion agreement for Altace(R) with American Home Products Corporation could be terminated before we realize all of the benefits of the agreement. We and American Home Products each have the right to terminate the agreement if annualized net sales of Altace(R) have not reached $300.0 million after three years from the initiation of the co-promotion activities. There are other reasons why either we or American Home Products could terminate the co-promotion agreement. If the co-promotion agreement is terminated for any reason, we may not realize increased sales which we believe may result from the expanded promotion of Altace(R). If the co-promotion agreement is terminated, we must return some of the money previously paid to us by American Home Products upon the signing of the co-promotion agreement, and American Home Products will have the right to reacquire its interests in Nordette(R) for a fixed sum. If we must unwind our co-promotion efforts because of the reasons mentioned above or we are unable to maintain a sufficient supply of raw materials or finished product to meet the demands generated by the co-promotion efforts, there may be a material adverse effect on the sales of Altace(R).

IF WE ARE NOT ABLE TO DEVELOP OR LICENSE NEW PRODUCTS, OUR BUSINESS MAY SUFFER.

     We compete with other pharmaceutical companies, including large pharmaceutical companies with financial resources and capabilities substantially greater than ours, in the development and licensing of new products. We cannot assure you that we will be able to

     - develop, license or successfully commercialize new products on a timely basis or at all, or

     - develop or license new products in a cost effective manner.

Further, other companies may license or develop products or may acquire technology for the development of products that are the same as or similar to the products we have in development or that we license. Because there is rapid technological change in the industry and because many other companies may have more financial resources than we do, other companies may

     - develop or license their products more rapidly than we can,

     - complete any applicable regulatory approval process sooner than we can,

     - market or license their products before we can market or license our products, or

     - offer their newly developed or licensed products at prices lower than our prices,

and thereby have a negative impact on the sales of our newly developed or licensed products. Technological developments or the FDA's approval of new therapeutic indications for existing products may make our existing products or those products we are licensing or developing obsolete or may make them more difficult to market successfully, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

WE DO NOT HAVE PROPRIETARY PROTECTION FOR MOST OF OUR BRANDED PHARMACEUTICAL PRODUCTS, AND OUR SALES COULD SUFFER FROM COMPETITION BY GENERIC SUBSTITUTES.

     Although most of our revenue is generated by products not subject to competition from generic products, there is no proprietary protection for most of our branded pharmaceutical products, and generic substitutes for most of these products are sold by other pharmaceutical companies. In addition, governmental and other pressure to reduce pharmaceutical costs may result in physicians prescribing products for which there are generic substitutes. Increased competition from the sale of generic pharmaceutical products may cause a decrease in revenue from our branded products and could have a material adverse effect on our business, financial condition and results of operations. In addition, our branded products for which there is no generic form available may face competition from different therapeutic agents used for the same indications for which our branded products are used. For example, in 2000 Tapazole(R), with net sales of $26.5 million in 1999, began to face generic competition, which will likely result in a decrease in market share.

THIRD PARTIES MANUFACTURE OR SUPPLY MATERIALS FOR MANY OF OUR PRODUCTS, AND ANY DELAYS OR DIFFICULTIES EXPERIENCED BY THEM MAY REDUCE OUR PROFIT MARGINS AND REVENUES OR HARM OUR REPUTATION.

     More than fifteen of our product lines, including Altace(R), Lorabid(R) and Cortisporin(R), are currently manufactured by third parties. Until these products can be moved to our manufacturing facilities, our dependence upon third parties for the manufacture of our products may adversely impact our profit margins or may result in unforeseen delays or other problems beyond our control. If for any reason we are unable to obtain or retain third-party manufacturers on commercially acceptable terms, we may not be able to distribute our products as planned. If we encounter delays or difficulties with contract manufacturers in producing or packaging our products, the distribution, marketing and subsequent sales of these products would be adversely affected, and we may have to seek alternative sources of supply or abandon or sell a product line on unsatisfactory terms. We might not be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. We also cannot assure you that the manufacturers we utilize will be able to provide us with sufficient quantities of our products or that the products supplied to us will meet our specifications.

     We require a supply of quality raw materials and components to manufacture and package pharmaceutical products for us and for third parties with which we have contracted. Generally, we have not had difficulty obtaining raw materials and components from suppliers in the past. Currently, we rely on over 400 suppliers to deliver the necessary raw materials and components. The loss of any one of these suppliers is not expected to have a material adverse effect on our ability to acquire raw materials and components. We have no reason to believe that we will be unable to procure adequate supplies of raw materials and components on a timely basis. However, if we are unable to obtain sufficient quantities of any of the raw materials or components required to produce and package our products, we may not be able to distribute our products as planned. In this case, our business, financial condition and results of operations could be materially and adversely affected.

FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS COULD AFFECT OUR ABILITY TO OPERATE OUR BUSINESS.

     Virtually all aspects of our activities are regulated by federal and state statutes and government agencies. The manufacturing, processing, formulation, packaging, labeling, distribution and advertising of our products, and disposal of waste products arising from these activities, are subject to regulation by one or more federal agencies, including the FDA, the Drug Enforcement Agency, the Federal Trade Commission, the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Occupational Safety and Health Administration and the Environmental Protection Agency, as well as by foreign governments.

     Noncompliance with applicable FDA policies or requirements could subject us to enforcement actions, such as suspension of manufacturing or distribution, seizure of products, product recalls, fines, criminal penalties, injunctions, failure to approve pending drug product applications or withdrawal of product marketing approvals. Similar civil or criminal penalties could be imposed by other government agencies, such as the Drug Enforcement Agency, the Environmental Protection Agency or various agencies of the states and localities in which our products are manufactured and sold, and could have ramifications for our contracts with government agencies such as the Veteran's Administration. These enforcement actions could have a material adverse effect on our business, financial condition and results of operations.

     All manufacturers of human pharmaceutical products are subject to regulation by the FDA under the authority of the Federal Food, Drug, and Cosmetic Act or the Public Health Service Act or both. New drugs, as defined in the Federal Food, Drug and Cosmetic Act, and new human biological drugs, as defined in the Public Health Service Act, must be the subject of an FDA-approved new drug or biologic license application before they may be marketed in the United States. Some prescription and other drugs are not the subject of an approved marketing application but, rather, are marketed subject to the FDA's regulatory discretion and/or enforcement policies. Any change in the FDA's enforcement discretion and/or policies could have a material adverse effect on our business, financial condition and results of operations.

     We manufacture some pharmaceutical products containing controlled substances and, therefore, are also subject to statutes and regulations enforced by the Drug Enforcement Agency and similar state agencies which impose security, recordkeeping, reporting and personnel requirements on us. Additionally, we manufacture biological drug products for human use and are subject to regulatory burdens as a result of these aspects of our business. There are additional FDA and other regulatory policies and requirements covering issues such as advertising, commercially distributing, selling, sampling and reporting adverse events associated with our products with which we must continuously comply. Noncompliance with any of these policies or requirements could result in enforcement actions which could have a material adverse effect on our business, financial condition and results of operations.

     The FDA has the authority and discretion to withdraw existing marketing approvals and to review the regulatory status of marketed products at any time. For example, the FDA may require an approved marketing application for any drug product marketed if new information reveals questions about the drug's safety or effectiveness. All drugs must be manufactured in conformity with current Good Manufacturing Practices, which we refer to as "cGMP" requirements, and drug products subject to an approved application must be manufactured, processed, packaged, held and labeled in accordance with information contained in the approved application.

     While we believe that all of our currently marketed pharmaceutical products comply with FDA enforcement policies or have received the requisite agency approvals, our marketing is subject to challenge by the FDA at any time. Through various enforcement mechanisms, the FDA can ensure that noncomplying drugs are no longer marketed. In addition, modifications, enhancements, or changes in manufacturing sites of approved products are in many circumstances subject to additional FDA approvals which may or may not be received and which may be subject to a lengthy FDA review process. Our manufacturing facilities and those of our third-party manufacturers are continually subject to inspection by governmental agencies. Manufacturing operations could be interrupted or halted in any of those facilities if the government is unsatisfied with the results of its inspections. Any interruptions of this type could have a material adverse effect on our business, financial condition, results of operations and cash flows.

     We cannot determine what effect changes in regulations, enforcement positions, statutes or legal interpretation, when and if promulgated, adopted or enacted, may have on our business in the future. Changes could, among other things, require changes to manufacturing methods or facilities, expanded or different labeling, new approvals, the recall, replacement or discontinuance of certain products, additional record keeping and expanded documentation of the properties of certain products and scientific substantiation. These changes, or new legislation, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

OUR PARKEDALE FACILITY HAS BEEN THE SUBJECT OF FDA CONCERNS. IF WE CANNOT ADEQUATELY ADDRESS THE FDA'S CONCERNS, WE MAY BE UNABLE TO OPERATE THE PARKEDALE FACILITY AND, ACCORDINGLY, OUR BUSINESS MAY SUFFER.

     Our Parkedale facility, located in Rochester, Michigan, manufactures both drug and biological pharmaceutical products. Parkedale was one of six Warner-Lambert facilities subject to a consent decree issued by the U.S. District Court of New Jersey in August 1993 as a result of FDA concerns about compliance issues within Warner-Lambert facilities in the period before the decree was entered.

     The Parkedale facility was inspected by the FDA's Team Biologics in March and April 1998. During that inspection, the FDA made observations about our compliance with cGMPs in a written report provided to us. This written report is known as an "FDA Form 483" or simply as a "483." We provided the FDA with a written response to the 483 including an action plan to address the observations.

     As a continuation of the inspections in March and April 1998, the FDA inspected the Parkedale facility in May 1999 to verify actions taken in response to the 1998 inspection and to review our compliance with the FDA's cGMP requirements. At the end of that inspection, the FDA issued another 483 listing its observations. We submitted a written response to that 483 and met with FDA representatives to present our plans for addressing the observations. In August 1999, the FDA asked us to clarify and supplement our responses to the 483 that resulted from the May 1999 inspection. The FDA also stated it would require additional product testing for the product Histoplasmin. Since revenues attributable to Histoplasmin were minimal we discontinued the manufacture and distribution of the product, and we subsequently informed the FDA of our decision.

     In October 1999, as part of its program for inspection of all manufacturers of influenza virus vaccine, the FDA's Team Biologics inspected our production of Fluogen(R) at the Parkedale facility and issued a 483 listing certain cGMP observations.

     On September 27, 2000, following the receipt by Parkedale of a written notification from the FDA, we decided to discontinue permanently Fluogen(R) rather than devote additional resources to the product.

     Fluogen(R)'s gross sales totaled $32.0 million, while net sales equaled $28.7 million, for the year ended December 31, 1999. Gross profit for Fluogen(R) equaled $6.9 million for the same period. As a result of our discontinuance of the product, we will not recognize any revenue from Fluogen(R) during 2000. We have generally recognized revenue from Fluogen(R) during the third and fourth quarters of the past two calendar years. As a result of the discontinuance of Fluogen(R), we incurred nonrecurring charges totaling approximately $45.0 million, before tax, in the third quarter of 2000. These estimated nonrecurring charges related to Fluogen(R) include the write-off of related property, plant and equipment and intangible assets, existing product inventory and employee severance by Parkedale.

     In March 2000, the FDA also wrote to provide comments and requests for further information and clarification of previous information submitted by Parkedale to the FDA in relation to certain process validation issues of Aplisol(R) (tuberculin purified protein derivative diluted). The FDA's correspondence does not require Parkedale to discontinue or delay, in any manner, the production and distribution of Aplisol(R), and the FDA continues to approve the release and distribution of Aplisol(R) by Parkedale.

OUR QUARTERLY RESULTS MAY FLUCTUATE, AND THESE FLUCTUATIONS MAY ADVERSELY AFFECT OUR PROFITABILITY.

     Our results of operations may vary from quarter to quarter due to many factors. These factors include expenditures related to the acquisition, sale and promotion of pharmaceutical products, a changing customer base, the availability and cost of raw materials, interruptions in supply by third-party manufacturers, new products introduced by us or our competitors, the mix of products we sell, seasonality of certain product sales, changes in sales due to anticipated price increases, changes in sales and marketing expenditures, competitive pricing pressures and general economic and industry conditions that may affect customer demand. For example, in advance of a price increase, many of our customers may order pharmaceutical products in larger than normal quantities. The ordering of excess quantities in any quarter could cause sales of some of our branded pharmaceutical products to be lower in the subsequent quarter than they would have been otherwise. These factors could also affect our annual results of operations as well as our ability to satisfy certain of the covenants in our senior credit facility and the indenture related to the notes. We cannot assure you that we will be successful in maintaining or improving our profitability or avoiding losses in any future period.

AN INCREASE IN PRODUCT LIABILITY CLAIMS, PRODUCT RECALLS OR PRODUCT RETURNS COULD HARM OUR BUSINESS.

     We face an inherent business risk of exposure to product liability claims in the event that the use of our technologies or products are alleged to have resulted in adverse effects. These risks will exist for those products in clinical development and with respect to those products that receive regulatory approval for commercial sale. While we have taken, and will continue to take, what we believe are appropriate precautions, we may not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $50.0 million for aggregate annual claims with a $50,000 deductible per incident and a $500,000 aggregate annual deductible; however, we cannot assure you that the level or breadth of any insurance coverage will be sufficient to cover fully all potential claims. Also, adequate insurance coverage might not be available in the future at acceptable costs, if at all.

     Product recalls may be issued at our discretion or at the discretion of the FDA, other government agencies or other companies having regulatory authority for pharmaceutical product sales. In November 1998, the Parke-Davis division of Warner-Lambert initiated a voluntary Class III recall for one lot of Procanbid(R) manufactured prior to our acquisition of Procanbid(R). A Class III recall is one in which use of, or exposure to, the product is not likely to cause adverse consequences. These recalls were instituted because the lots at issue failed a dissolution test as part of the routine stability program at the 18-month interval. In December 1999, Warner-Lambert initiated a voluntary Class III recall for one lot of Procanbid(R) manufactured prior to our acquisition of the product because it had failed the same dissolution test at the 24-month interval. In February 2000, American Pharmaceutical Partners, Inc., which manufactures Adenoscan(R), initiated a Class II recall for 30 mL single-dose vials used only for intravenous infusion because of chipped and leaking vials and the possible presence of glass particles in vials. A Class II recall is one in which the use of, or exposure to, the product may cause temporary or medically reversible adverse health consequences or where the probability of serious adverse health consequences is remote. The FDA estimated that 100,000 vials remained on the market at the time of the recall. In April 2000, we initiated a voluntary Class II recall for one lot of Vira-A(R) ophthalmic ointment, as a result of leaking tubes. We cannot assure you that additional product recalls will not occur in the future. Any product recalls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

     Although product returns were approximately 2.5% of gross sales for the year ended December 31, 1999, we cannot assure you that actual levels of returns will not increase or significantly exceed the amounts we have anticipated.

THE LOSS OF OUR KEY PERSONNEL COULD HARM OUR BUSINESS.

     We are highly dependent on the principal members of our management staff, the loss of whose services might impede the achievement of our acquisition and development objectives. Although we believe that we are adequately staffed in key positions and that we will be successful in retaining skilled and experienced management, operational, scientific and development personnel, we cannot assure you that we will be able to attract and retain key personnel on acceptable terms. The loss of the services of key personnel could have a material adverse effect on us, especially in light of our recent growth. We do not maintain key-person life insurance on any of our employees. In addition, we do not have employment agreements with any of our key employees.

IF WE ARE UNABLE TO SECURE OR ENFORCE PATENT RIGHTS, TRADEMARKS, TRADE SECRETS OR OTHER INTELLECTUAL PROPERTY, OUR BUSINESS COULD BE HARMED.

     We may not be successful in securing or maintaining proprietary patent protection for products we develop or technologies we license. In addition, our competitors may develop products similar to ours using methods and technologies that are beyond the scope of our intellectual property protection, which could reduce our sales. The validity of patents can be subject to expensive litigation. We can give you no assurance that our patents will not be challenged. Competitors may be able to develop similar and competitive products outside the scope of our patents. For example, should third parties patent or otherwise develop and receive governmental clearance to commercialize an adenosine product for a use not covered by our patents, physicians could use those third party products in place of our products even though the third party products were not approved by the FDA for the same indications as our products. Any off-label use of third party products could have a material adverse effect on sales of our products and the amount of royalty revenues we receive.

     We also rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation, where patent protection is not believed to be appropriate or attainable, in order to maintain our competitive position. We cannot assure you that others will not independently develop substantially equivalent proprietary technology and techniques or otherwise gain access to our trade secrets or disclose the technology, or that we can adequately protect our trade secrets.

OUR OWNERSHIP IS CONCENTRATED IN A FEW INDIVIDUALS WHO CAN INFLUENCE OUR MANAGEMENT AND POLICIES.

     Our present executive officers and directors (17 persons) and their affiliates beneficially own approximately 16.0% of the outstanding shares of King common stock. Accordingly, they have the ability to exercise significant influence over our management and policies. Independent directors do not currently, and may not in the future, constitute a majority of the board of directors. In the absence of a majority of independent directors, our executive officers, who also are principal shareholders and directors, could establish policies and enter into transactions without independent review and approval thereof. Transactions without an independent review could present the potential for a conflict of interest between us and our shareholders generally and our executive officers or directors. We do not intend to implement any formal procedures to address any of these potential conflicts of interest.

OUR WHOLLY OWNED SUBSIDIARY JONES PHARMA INCORPORATED IS A DEFENDANT IN LITIGATION WHICH IS CURRENTLY BEING HANDLED BY ITS INSURANCE CARRIERS. SHOULD THIS COVERAGE BE INADEQUATE OR SUBSEQUENTLY DENIED AND WE WERE TO LOSE SOME OF THESE LAWSUITS, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

     Our wholly owned subsidiary, Jones Pharma Incorporated, is a defendant in more than 2,500 multi-defendant lawsuits involving the manufacture and sale of dexfenfluramine, fenfluramine phentermine, which is usually referred to as "fen/phen." Following Jones' acquisition of this product in 1996, Jones acted as a distributor of Obenix(R), a branded phentermine product. Jones also distributed a generic phentermine product. Jones believes that its phentermine products have been identified in less than 100 of the foregoing cases. The plaintiffs in these cases claim injury as a result of ingesting a combination of these weight-loss drugs. They seek compensatory and punitive damages as well as medical care and court-supervised medical monitoring. The plaintiffs claim liability based on a variety of theories including but not limited to, product liability, strict liability, negligence, breach of warranties and misrepresentation. These suits are filed in various jurisdictions throughout the United States, and in each of these suits Jones is one of many defendants, including manufacturers and other distributors of these drugs. Jones denies any liability incident to the distribution of its phentermine product and intends to pursue all defenses available to it. Jones has tendered defense of these lawsuits to its insurance carriers for handling and they are currently defending Jones in these suits. It is too early to determine, what, if any, liability Jones will have with respect to the claims set forth in these lawsuits. In the event that Jones' insurance coverage is inadequate to satisfy any resulting liability, Jones will have to resume defense of these lawsuits and be responsible for the damages, if any, that are awarded against it.

RISKS RELATED TO THIS OFFERING

WE DO NOT PLAN TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE AND, AS A RESULT, SHAREHOLDERS WILL NEED TO SELL SHARES TO REALIZE ANY RETURN ON THEIR INVESTMENT.

     We have never declared or paid any cash dividends on our common stock. Furthermore, the payment of any dividend or distribution on any shares of our capital stock is limited by the senior credit facility. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, shareholders will need to sell shares of common stock in order to realize a return on their investment, if any.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO DECLINE.

     If our existing shareholders sell a large number of shares of our common stock or the public market perceives that existing shareholders might sell shares of common stock, the market price of the common stock could significantly decline. All of the shares offered under this prospectus supplement and the accompanying prospectus will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933. The shares subject to a lock-up agreement with Credit Suisse First Boston Corporation may be sold 15 days after the effective date of this offering.

     Finally, it is possible that Credit Suisse First Boston Corporation will release shares subject to the lock-up agreements referred to above prior to the scheduled expiration dates. This would result in the shares of our common stock that are subject to such agreements becoming eligible for sale in the public market at an earlier time than currently anticipated. The decision as to whether to release the shares subject to these lock-up agreements is in the discretion of Credit Suisse First Boston Corporation.

OUR SHAREHOLDER RIGHTS PLAN AND BYLAWS DISCOURAGE UNSOLICITED TAKEOVER PROPOSALS AND COULD PREVENT YOU FROM REALIZING A PREMIUM FOR YOUR COMMON STOCK.

     We have a shareholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the shareholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, our charter and bylaws contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include:

     - a classified board of directors;

     - the ability of the board of directors to designate the terms of and issue new series of preferred stock;

     - advance notice requirements for nominations for election to the board of directors; and

     - special voting requirements for the amendment of our charter and bylaws.

We are also subject to antitakeover provisions under Tennessee law, each of which could delay or prevent a change of control. Together these provisions and the rights plan may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for your common stock. For information about these laws, see "Description of Capital Stock."

OUR STOCK PRICE COULD BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING. INVESTORS MAY NOT BE ABLE TO RESELL THEIR SHARES AT OR ABOVE THE PRICE TO THE PUBLIC.

     The trading price of our common stock is likely to be volatile. The stock market in general and the market for emerging growth companies, such as King in particular, have experienced extreme volatility. Many factors contribute to this volatility, including

     - announcements of technological innovations,

     - changes in marketing, product pricing and sales strategies or development of new products by us or our competitors,

     - changes in domestic or foreign governmental regulations or regulatory approval processes,

     - variations in our results of operations,

     - perceptions about market conditions in the pharmaceutical industry, and

     - general market conditions.

This volatility may have a significant impact on the market price of our common stock. Moreover, the possibility exists that the stock market (and in particular the securities of emerging growth companies such as King) could experience extreme price and volume fluctuations unrelated to operating performance. The volatility of our common stock imposes a greater risk of capital losses on our shareholders than would a less volatile stock. In addition, such volatility makes it difficult to ascribe a stable valuation to a shareholder's holdings of our common stock.

RISKS RELATED TO OUR INDUSTRY

ANY REDUCTION IN REIMBURSEMENT LEVELS BY MANAGED CARE ORGANIZATIONS OR OTHER THIRD-PARTY PAYORS MAY HAVE AN ADVERSE EFFECT ON OUR REVENUES.

     Commercial success in producing, marketing and selling products depends, in part, on the availability of adequate reimbursement from third-party health care payors, such as government and private health insurers and managed care organizations. Third-party payors are increasingly challenging the pricing of medical products and services. For example, many managed health care organizations are now controlling the pharmaceutical products that are on their formulary lists. The resulting competition among pharmaceutical companies to place their products on these formulary lists has reduced prices across the industry. In addition, many managed care organizations are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapy sector or disease state. We cannot assure you that our products will be included on the formulary lists of managed care organizations or that downward pricing pressures in the industry generally will not negatively impact our operations.

NEW LEGISLATION OR REGULATORY PROPOSALS MAY ADVERSELY AFFECT OUR REVENUES.

     A number of legislative and regulatory proposals aimed at changing the health care system, including the cost of prescription products, reimportation of prescription products and changes in the levels at which pharmaceutical companies are reimbursed for sales of their products, have been proposed. While we cannot predict when or whether any of these proposals will be adopted or the effect these proposals may have on our business, the pending nature of these proposals, as well as the adoption of any proposal, may exacerbate industry-wide pricing pressures and could have a material adverse effect on our financial condition, results of operations or cash flows.

THE INDUSTRY IS HIGHLY COMPETITIVE.

     In the industry, smaller pharmaceutical companies like us compete with large, global pharmaceutical companies with substantially greater financial resources for the acquisition of products, technologies and companies. We cannot assure you that

     - we will be able to continue to acquire commercially attractive pharmaceutical products, companies or technologies,

     - additional competitors will not enter the market, or

     - competition for acquisition of products, companies, technologies and product lines will not have a material adverse effect on our business, financial condition and results of operations.

     We also compete with pharmaceutical companies in developing, marketing and selling pharmaceutical products. The selling prices of pharmaceutical products typically decline as competition increases. Further, other products now in use or acquired by other pharmaceutical companies may be more effective or offered at lower prices than our current or future products. Competitors may also be able to complete the regulatory approval process sooner and, therefore, may begin to market their products in advance of us. We believe that competition for sales of our products will be based primarily on product efficacy, safety, reliability, availability and price.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of common stock in this offering are estimated to be $109.0 million, after deducting the estimated offering expenses payable by us. The net proceeds of the offering will be used for general corporate purposes, including the financing of any potential future acquisitions, and the repayment of approximately $54.0 million of debt outstanding under the senior credit facility.

     The senior credit facility includes a six-year $100.0 million revolving line of credit, a six-year $150.0 million amortizing Tranche A term loan facility, which has been paid in full, and an eight-year $275.0 million Tranche B term loan facility, under which there is approximately $12.9 million in principal amount outstanding at October 16, 2000, with customary covenants, financial ratios and events of default and with a floating interest rate based on either LIBOR, the prime rate, or the federal funds rate, plus an applicable margin, selected at our discretion. At October 16, 2000, interest rates for the various components of the senior credit facility ranged from approximately 9.87% to 11.75%.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The following table sets forth the range of high and low sales prices per share for our common stock as reported on the New York Stock Exchange, where our stock trades under the symbol "KG," for the periods indicated. The initial public offering price of our common stock on June 25, 1998 was $6.22 per share ($14.00 per share before adjusting for a 3 for 2 stock split effective November 11, 1999 and a 3 for 2 stock split effective June 21, 2000).

                                                                PRICE RANGE OF
                                                                 COMMON STOCK
                                                              ------------------
                                                               HIGH        LOW
                                                              ------      ------
1998:
     Second Quarter (from June 25, 1998)....................  $ 6.33      $ 6.11
     Third Quarter..........................................    9.50        5.67
     Fourth Quarter.........................................   12.78        4.72
1999:
     First Quarter..........................................  $13.28      $ 8.61
     Second Quarter.........................................   14.50        9.22
     Third Quarter..........................................   18.55       10.89
     Fourth Quarter.........................................   45.33       13.42
2000:
     First Quarter..........................................  $45.83      $19.75
     Second Quarter.........................................   46.00       21.00
     Third Quarter..........................................   47.25       27.75
     Fourth Quarter (through October 16, 2000)..............   43.75       33.50

     On October 16, 2000, the closing price of the common stock as reported on the New York Stock Exchange was $42.4375. As of September 30, 2000, there were approximately 2,500 holders of record of the common stock.

     We have never paid cash dividends on our common stock. Furthermore, the payment of any dividend or other distribution on any shares of our capital stock is limited by the senior credit facility to an aggregate amount of up to $1.0 million provided that no event of default under the senior credit facility has occurred or is continuing. Assuming removal of this limitation, the payment of cash dividends is subject to the discretion of the board of directors and will be dependent upon many factors, including our earnings, our capital needs, and our general financial condition. We anticipate that for the foreseeable future, we will retain our earnings, if any, in order to finance the expansion and development of our business.

                                 CAPITALIZATION
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     This table sets forth our capitalization as of June 30, 2000

          (1) supplementary for the merger with Jones; and

          (2) supplementary pro forma to reflect cash and proceeds from investments sold as a result of the merger with Jones as adjusted to reflect the issuance of 2,703,210 shares pursuant to this offering and the application of the net proceeds.

     The net proceeds of $109.0 million from this offering and $286.6 million cash and proceeds from the sale of investments will be used to repay borrowings under the senior credit facility. This table should be read together with the information in the section entitled "Unaudited Pro Forma Supplementary Consolidated Financial Statements" and the information contained in the documents incorporated by reference in this prospectus supplement as described on page S-2.

                                                                   AS OF JUNE 30, 2000
                                                              -----------------------------
                                                                              SUPPLEMENTARY
                                                                              PRO FORMA AS
                                                              SUPPLEMENTARY     ADJUSTED
                                                              -------------   -------------
                                                                               (UNAUDITED)
Long-term debt (including current portion)(1):
  Senior credit facility....................................   $  137,540      $       --
  Senior subordinated notes.................................      150,000         150,000
  Other debt(1).............................................        6,844           6,844
                                                               ----------      ----------
     Total debt.............................................      294,384         156,844
                                                               ----------      ----------
Shareholders' equity:
Common stock, no par value; 300,000,000 shares authorized;
  165,757,960 issued and outstanding, Supplementary; and
  168,461,170 shares issued and outstanding, Supplementary
  Pro Forma As Adjusted(2)..................................      488,809         598,289
Retained earnings(3)........................................      306,848         304,351
                                                               ----------      ----------
     Total shareholders' equity.............................      795,657         902,640
                                                               ----------      ----------
     Total capitalization...................................   $1,090,041      $1,059,484
                                                               ==========      ==========

---------------

(1) For additional information relating to long-term obligations, see notes 2 and 9 to the consolidated financial statements included in our annual report and our current report on Form 8-K dated June 22, 2000 restating, for the Medco merger and a 3 for 2 stock split, the consolidated financial statements for the years ended December 31, 1997, 1998 and 1999, which appeared in our Form 10-K for the fiscal year ended December 31, 1999, which is incorporated by reference herein.

(2) Excludes 8,199,960 shares available for grants under our stock option plans.

(3) Reflects write-off of unamortized deferred financing costs of $2.5 million from the term loans outstanding under the senior credit facility, net of taxes of $1.4 million.

      UNAUDITED PRO FORMA SUPPLEMENTARY CONSOLIDATED FINANCIAL STATEMENTS

     We have presented below the unaudited pro forma supplementary consolidated balance sheet as of June 30, 2000, and the unaudited pro forma supplementary consolidated statements of operations for the year ended December 31, 1999 and the six months ended June 30, 2000. These unaudited pro forma supplementary financial statements have been derived from

          - the audited consolidated financial statements of King included in our current report on Form 8-K dated June 22, 2000, restating for the Medco merger and the 3 for 2 stock split, the consolidated financial statements for the years ended December 31, 1997, 1998 and 1999, which appeared in our Form 10-K for the fiscal year ended December 31, 1999 incorporated by reference herein;

          - the unaudited consolidated financial statements of King included in our Form 10-Q for the six months ended June 30, 2000, incorporated by reference herein;

          - the unaudited pro forma consolidated financial statements of King reflecting the Acquisition defined below included in our current report on Form 8-K dated September 21, 2000 incorporated by reference herein; and

          - the audited supplementary consolidated financial statements reflecting the Jones merger and the notes thereto included in our current report on Form 8-K dated October 19, 2000 incorporated by reference herein.

     The unaudited pro forma supplementary financial statements reflect adjustments to give pro forma effect to

          - the net reduction in interest expense due to repayment of debt outstanding under the senior credit facility;

          - the elimination of interest income;

          - the reflection of a 36.5% effective tax rate on the unaudited pro forma income before taxes; and

          - the acquisition of the Nordette(R), Bicillin(R) and Wycillin(R) product lines (to which we refer in this document as the "Acquisition").

     The unaudited pro forma supplementary consolidated balance sheet as of June 30, 2000 gives effect to the above as if they occurred on June 30, 2000. The unaudited pro forma supplementary consolidated statements of operations for the year ended December 31, 1999 and the six months ended June 30, 2000 give effect to the above as if they had occurred at the beginning of the periods presented. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma supplementary consolidated financial statements do not purport to represent what King's results of operations or financial condition would actually have been had the above in fact occurred at the beginning of the periods presented, nor do they purport to project King's results of operations or financial condition for any future period or date.

     The unaudited pro forma supplementary as adjusted information reflects the reduction in interest expense from the assumed retirement of existing debt under the senior credit facility with the proceeds of this offering. This information also reflects incremental income tax expense at an effective rate of 36.5%. These adjustments also resulted in a write-off of unamortized deferred financing costs.

     The unaudited pro forma supplementary as adjusted consolidated balance sheet information as of June 30, 2000 gives effect to the above as if they occurred on June 30, 2000. The unaudited supplementary pro forma as adjusted consolidated statement of operations data give effect to the above as if they occurred at the beginning of the periods presented.

     The information set forth below should be read together with the information contained under the caption "Capitalization" and information contained in the documents incorporated by reference in this prospectus supplement as described on page S-2.

          UNAUDITED PRO FORMA SUPPLEMENTARY CONSOLIDATED BALANCE SHEET
                              AS OF JUNE 30, 2000
                                 (IN THOUSANDS)

                                             THE             PRO FORMA                        AS
                         SUPPLEMENTARY   ACQUISITION        ADJUSTMENTS      PRO FORMA     ADJUSTED
                         -------------   -----------        -----------     -----------   -----------
ASSETS
CURRENT ASSETS:
Cash and cash
  equivalents..........   $  234,252       $(73,554)(1)     $ (160,698)(1)  $       --    $   58,128(1)
Investments, held to
  maturity.............       52,347                           (52,347)(2)          --            --
Accounts receivable,
  net..................      106,939                                           106,939       106,939
Inventory..............       71,219                                            71,219        71,219
Deferred income
  taxes................       16,657                                            16,657        16,657
Prepaid expenses and
  other current
  assets...............        9,971                                             9,971         9,971
                          ----------       --------         ----------      ----------    ----------
  Total current
    assets.............      491,385        (73,554)          (213,045)        204,786       262,914
                          ----------       --------         ----------      ----------    ----------
Property and equipment,
  net..................      126,339                                           126,339       126,339
Other assets...........       18,130            411(3)          (2,618)(3)      15,923        14,608(3)
Intangible assets,
  net..................      610,993        201,832(6)                         812,825       812,825
                          ----------       --------         ----------      ----------    ----------
  Total assets.........   $1,246,847       $128,689         $ (215,663)     $1,159,873    $1,216,686
                          ==========       ========         ==========      ==========    ==========
LIABILITIES AND
  SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable.......   $   51,471       $     --         $       --      $   51,471    $   51,471
Accrued expenses and
  other liabilities....       54,420          1,832(4)                          56,252        56,252
Income taxes payable...        7,870                              (956)(5)       6,914         6,434(5)
Notes payable..........           --         35,000(9)         (35,000)(9)          --            --
Current portion of long
  term debt............        2,912                                             2,912         2,912
                          ----------       --------         ----------      ----------    ----------
  Total current
    liabilities........      116,673         36,832            (35,956)        117,549       117,069
                          ----------       --------         ----------      ----------    ----------
Long-term debt:
  Revolving credit
    facility...........           --         91,857(7)         (91,857)(7)          --            --
  Term loans...........      137,540                           (86,188)(8)      51,352            --(8)
  Senior subordinated
    notes..............      150,000                                           150,000       150,000
  Other................        3,932                                             3,932         3,932
Deferred income
  taxes................       16,545                                            16,545        16,545
Other long-term
  liabilities..........       26,500                                            26,500        26,500
                          ----------       --------         ----------      ----------    ----------
  Total liabilities....      451,190        128,689           (214,001)        365,878       314,046
Shareholders' equity...      795,657                            (1,662)(10)    793,995       902,640(10)
                          ----------       --------         ----------      ----------    ----------
  Total liabilities and
    shareholders'
    equity.............   $1,246,847       $128,689         $ (215,663)     $1,159,873    $1,216,686
                          ==========       ========         ==========      ==========    ==========

                        See notes to Unaudited Pro Forma
                   Supplementary Consolidated Balance Sheet.

                   NOTES TO UNAUDITED PRO FORMA SUPPLEMENTARY
                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

(1)  Cash -- to reflect adjustments to record the following:

                                                    THE        PRO FORMA    AS ADJUSTED
                                                ACQUISITION   ADJUSTMENTS   ADJUSTMENTS
                                                -----------   -----------   -----------
       To record the reduction for cash used
         to finance a portion of the
         Acquisition..........................   $ (73,554)    $      --     $      --
                                                 =========     =========     =========
       To record the reduction for cash used
         for the repayment of a portion of the
         revolving credit facility and term
         loans under the senior credit
         facility.............................   $      --     $(160,698)    $      --
                                                 =========     =========     =========
       To record excess cash remaining from
         this offering........................   $      --     $      --     $  58,128
                                                 =========     =========     =========
  (2)  Investments held to maturity -- to
         record the sale of investments held
         to maturity in order to repay a
         portion of the revolving credit
         facility and term loans under the
         senior credit facility...............   $      --     $ (52,347)    $      --
                                                 =========     =========     =========
  (3)  Other assets -- to reflect adjustments
       to record the following:
       To record deferred financing costs
         associated with the bridge loan......   $     411     $      --     $      --
                                                 =========     =========     =========
       To write-off unamortized deferred
         financing costs related to the bridge
         loan and term loans of the senior
         credit facility......................   $      --     $  (2,618)    $  (1,315)
                                                 =========     =========     =========
  (4)  Accrued expenses -- to record
         liabilities assumed in the
         Acquisition..........................   $   1,832     $      --     $      --
                                                 =========     =========     =========
  (5)  Income taxes payable -- to record
         income tax benefit related to
         write-off of deferred financing costs
         from the term loans of the senior
         credit facility at an assumed 36.5%
         tax rate.............................   $      --     $    (956)    $    (480)
                                                 =========     =========     =========
  (6)  Intangibles assets -- to record
         intangibles from the Acquisition.....   $ 201,832     $      --     $      --
                                                 =========     =========     =========
  (7)  Revolving credit facility -- to reflect
       adjustments to record the following:
       Proceeds from the senior credit
         facility used to finance a portion of
         the Acquisition......................   $  91,857     $      --     $      --
                                                 =========     =========     =========
       Repayment of the revolving credit
         facility with proceeds from the sale
         of investments and cash..............   $      --     $ (91,857)    $      --
                                                 =========     =========     =========
  (8)  Long-term debt -- to reflect
       adjustments to record the following:
       Repayment of a portion of term loans
         with proceeds from the sale of
         investments and cash of Jones and net
         proceeds from this offering..........   $      --     $ (86,188)    $      --
                                                 =========     =========     =========
       Repayment of a portion of term loans
         with net proceeds of this offering...   $      --     $      --     $ (51,352)
                                                 =========     =========     =========

                                                    THE        PRO FORMA    AS ADJUSTED
                                                ACQUISITION   ADJUSTMENTS   ADJUSTMENTS
                                                -----------   -----------   -----------
  (9)  Notes payable -- to reflect the
         following:
       Record the issuance of a note payable
         and borrowings from the bridge
         loan.................................   $  35,000     $      --     $      --
                                                 =========     =========     =========
       Record repayment of note payable and
         bridge loan..........................   $      --     $ (35,000)    $      --
                                                 =========     =========     =========
 (10)  Shareholders' equity -- to reflect
         adjustments to record the
         following:
       To record the write-off of the
         unamortized deferred financing costs
         from the bridge loan and the term
         loans of the senior credit facility,
         net of tax effect....................   $      --     $  (1,662)    $    (835)
       To record net proceeds from the
         issuance of common stock in this
         offering.............................   $      --            --       109,480
                                                 ---------     ---------     ---------
                                                 $      --     $  (1,662)    $ 108,645
                                                 =========     =========     =========

     UNAUDITED PRO FORMA SUPPLEMENTARY CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       THE          PRO FORMA
                                  SUPPLEMENTARY   ACQUISITION(1)   ADJUSTMENTS    PRO FORMA    AS ADJUSTED
                                  -------------   --------------   -----------    ---------    -----------
Total net revenues..............    $291,951         $31,676        $     --      $323,627       $323,627
                                    --------         -------        --------      ---------      --------
Operating costs and expenses:
  Cost of revenues..............      70,617           4,704              --        75,321         75,321
  Selling, general and
    administrative..............      67,183           2,288              --        69,471         69,471
  Depreciation and
    amortization................      17,531              --           4,037(2)     21,568         21,568
  Research and development
    expense.....................       9,681              --              --         9,681          9,681
  Merger and restructuring
    costs.......................      20,789              --              --        20,789         20,789
                                    --------         -------        --------      ---------      --------
    Total operating costs and
       expenses.................     185,801           6,992           4,037       196,830        196,830
                                    --------         -------        --------      ---------      --------
  Operating income..............     106,150          24,684          (4,037)      126,797        126,797
                                    --------         -------        --------      ---------      --------
Other income (expenses):
  Other, net....................        (114)             --              --          (114)          (114)
  Interest income...............       7,004              --          (5,736)(4)     1,268          1,268
  Interest expense..............     (24,156)             --           4,607(3)    (19,549)       (16,577)(3)
                                    --------         -------        --------      ---------      --------
    Total other income
       (expense)................     (17,266)             --          (1,129)      (18,395)       (15,423)
                                    --------         -------        --------      ---------      --------
  Income before income taxes and
    extraordinary item..........      88,884          24,684          (5,166)      108,402        111,374
Income tax expense..............      41,576              --           7,124(5)     48,700         49,785(5)
                                    --------         -------        --------      ---------      --------
  Income before extraordinary
    item........................    $ 47,308         $24,684        $(12,290)     $ 59,702       $ 61,589
                                    ========         =======        ========      =========      ========
Income per common share before
    extraordinary item:
  Basic.........................    $   0.30              --              --      $   0.37       $   0.38
                                    ========                                      =========      ========
  Diluted.......................    $   0.29              --              --      $   0.37       $   0.38
                                    ========                                      =========      ========
Weighted average common shares
    used in computing income per
    common share before
    extraordinary item:
  Basic.........................     159,326              --              --       159,326        160,594(6)
                                    ========                                      =========      ========
  Diluted.......................     162,808              --              --       162,808        164,076(6)
                                    ========                                      =========      ========

                        See notes to Unaudited Pro Forma
              Supplementary Consolidated Statement of Operations.

                   NOTES TO UNAUDITED PRO FORMA SUPPLEMENTARY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                 (IN THOUSANDS)

(1)  Represents the historical results of operations of the Acquisition

                                                                 PRO FORMA     AS ADJUSTED
                                                                ADJUSTMENTS    ADJUSTMENTS
                                                                -----------    -----------
(2)  Represents amortization of intangible assets over the
     estimated average preliminary life of 25 years for the
     Acquisition............................................     $  4,037        $    --
                                                                 ========        =======

(3)  Represents the changes in interest expense resulting
     from:
      Increase in borrowings on revolving credit facility
       ($91.9 million at 9.71%)(a)..........................     $ (4,460)       $    --
      Increase from issuing note to seller ($25.0 million at
       10%).................................................       (1,250)            --
      Increase from borrowings on bridge loan ($10.0 million
       at 10.75%)...........................................         (538)            --
      Amortization of finance costs on above debt...........         (411)            --
      Reduced interest expense from assumed retirement of
       approximately $213.0 million of existing debt with
       cash and proceeds from sale of Jones investments.....       11,079
      Reduced interest expense from assumed retirement of
       $51.4 million of existing debt with proceeds from
       this offering........................................           --          2,878
      Reduced interest expense from write-off of a portion
       of unamortized deferred financing costs related to
       the term loans.......................................          187             94
                                                                 --------        -------
                                                                 $  4,607        $ 2,972
                                                                 ========        =======

---------------

        (a) The interest rate is the rate that was in effect immediately following the transaction. A change in the interest rate of 1/8% (0.125%) would change interest expense, income before income taxes and extraordinary item and income before extraordinary item by $57.

(4)  Adjustment to reflect the elimination of historical
     interest income on cash and investments used to retire
     existing debt..........................................     $ (5,736)       $    --
                                                                 ========        =======
(5)  Adjustment to reflect a 36.5% effective tax rate
     applied to the incremental pro forma income before
     income taxes and the results of the Acquisition.
(6)  Reflects 1,267,951 shares from this offering from which proceeds were used to pay down existing debt.

     UNAUDITED PRO FORMA SUPPLEMENTARY CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    THE          PRO FORMA                    AS
                               SUPPLEMENTARY   ACQUISITION(1)   ADJUSTMENTS    PRO FORMA   ADJUSTED
                               -------------   --------------   -----------    ---------   ---------
Total net revenues...........    $512,465         $57,369        $     --      $ 569,834   $569,834
                                 --------         -------        --------      ---------   --------
Operating costs and expenses:
  Cost of revenues...........     136,473          12,091              --        148,564    148,564
  Selling, general and
     administrative..........     108,913           4,847              --        113,760    113,760
  Royalty expense............       5,661              --              --          5,661      5,661
  Depreciation and
     amortization............      33,864              --           8,073(2)      41,937     41,937
  Research and development
     expense.................      17,659              --              --         17,659     17,659
                                 --------         -------        --------      ---------   --------
     Total operating costs
       and expenses..........     302,570          16,938           8,073        327,581    327,581
                                 --------         -------        --------      ---------   --------
  Operating income...........     209,895          40,431          (8,073)       242,253    242,253
                                 --------         -------        --------      ---------   --------
Other income (expenses):
  Other, net.................      (3,239)             --              --         (3,239)    (3,239)
  Interest income............      10,507              --          (7,193)(4)      3,314      3,314
  Interest expense...........     (55,371)             --           9,624(3)     (45,747)   (39,803)(3)
                                 --------         -------        --------      ---------   --------
     Total other income
       (expense).............     (48,103)             --           2,431        (45,672)   (39,728)
                                 --------         -------        --------      ---------   --------
  Income before income
     taxes...................     161,792          40,431          (5,642)       196,581    202,525
Income tax expense...........      61,150              --          12,698(5)      73,848     76,018(5)
                                 --------         -------        --------      ---------   --------
Income before extraordinary
  item.......................    $100,642         $40,431        $(18,340)     $ 122,733   $126,507
                                 ========         =======        ========      =========   ========
Income per common share
     before extraordinary
     item:
  Basic......................    $   0.64              --              --      $    0.79   $   0.81
                                 ========                                      =========   ========
  Diluted....................    $   0.63              --              --      $    0.77   $   0.79
                                 ========                                      =========   ========
Weighted average common
     shares used in computing
     income per common share
     before extraordinary
     item:
  Basic......................     155,848              --              --        155,848    157,116(6)
                                 ========                                      =========   ========
  Diluted....................     158,668              --              --        158,668    159,936(6)
                                 ========                                      =========   ========

                        See notes to Unaudited Pro Forma
              Supplementary Consolidated Statement of Operations.

                   NOTES TO UNAUDITED PRO FORMA SUPPLEMENTARY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

(1) Represents the historical results of operations of the Acquisition.

                                                            PRO FORMA    AS ADJUSTED
                                                            ---------    -----------
(2) Represents amortization of intangible assets over
     the estimated average preliminary life of 25 years
     for the Acquisition................................    $  8,073       $    --
                                                            ========       =======
(3) Represents the changes in interest expense:
       Increase from borrowings on revolving credit
          facility ($91.9 million at 9.71%)(a)..........    $ (8,919)           --
       Income from issuing note to seller ($25.0 million
          at 10.0%).....................................      (2,500)           --
       Increase from borrowings on bridge loan ($10.0
          million at 10.75%)............................      (1,075)           --
       Amortization of finance costs on above debt......        (411)           --
       Reduced interest expense from assumed retirement
          of approximately $213.0 million of existing
          debt with cash and proceeds from the sale of
          Jones investments.............................      22,155            --
       Reduced interest expense from assumed retirement
          of $51.4 million of existing debt with
          proceeds from this offering...................          --         5,757
       Reduced interest expense from write-off of a
          portion of unamortized deferred financing
          costs related to the term loans...............         374           187
                                                            --------       -------
                                                            $  9,624       $ 5,944
                                                            ========       =======

---------------

        (a) The interest rate is the rate that was in effect immediately following the transaction. A change in the interest rate of 1/8% (0.125%) would change interest expense, income before income taxes and extraordinary item and income before extraordinary item by $114.

(4) Adjustment to reflect the elimination of historical
     interest income on cash and investments used to
     retire existing debt...............................    $ (7,193)      $    --
                                                            ========       =======
(5) Adjustment to reflect a 36.5% effective tax rate
     applied to the incremental pro forma income before
     income taxes and the results of the Acquisition.
(6) Reflects 1,267,951 shares from this offering for
     which proceeds were used to pay down existing
     debt.


                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

     Our authorized capital stock consists of 300,000,000 shares of common stock, no par value, and 15,000,000 shares of preferred stock, no par value.
Upon consummation of the offering,           shares of common stock will be
issued and outstanding and no shares of preferred stock will be outstanding. The following summary of our capital stock is qualified in its entirety by the provisions of our charter and bylaws, which have been filed as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. See "Price Range of Common Stock and Dividend Policy." The shares of common stock are not redeemable or convertible, and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive pro rata our assets that are legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. The common stock is listed on the New York Stock Exchange under the symbol "KG."

PREFERRED STOCK

     The board of directors has the authority to authorize the issuance of shares of preferred stock in series, and may, at the time of issuance, determine the rights, preferences and limitations of each series without any further action by the shareholders. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under certain circumstances, the issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company, or could delay or prevent a transaction that might otherwise give our shareholders an opportunity to realize a premium over the then prevailing market price of the common stock. The board of directors, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Currently, there are no shares of preferred stock outstanding, and we do not presently intend to issue any shares of preferred stock.

CERTAIN PROVISIONS OF THE CHARTER AND BYLAWS AND STATUTORY PROVISIONS

     The charter provides that the board of directors will be divided into three classes, with each class serving for three years, and one class being elected each year. A majority of the remaining directors then in office, though less than a quorum, will be empowered to fill any vacancy on the board of directors that arises during the term of a director. The provision for a classified board may be amended, altered or repealed only upon the affirmative vote of the holders of at least 80.0% of the outstanding shares of our voting stock. The classification of the board of directors may discourage a third party from making a tender offer or otherwise attempting to gain control of our company and may have the effect of maintaining the incumbency of the board of directors.

     The bylaws provide that special meetings of our shareholders can be called only by a majority of the entire board of directors or by certain officers. In addition, the bylaws provide that shareholders seeking to bring business before or to nominate directors at any annual meeting of shareholders must provide timely notice thereof in writing. To be timely, the shareholders' notice must be delivered to, or mailed and received at, our principal executive offices not less than 60 days nor more than 90 days prior to the annual meeting or, if less than 70 days' notice was given for the meeting, within 10 days following the date on which the notice was given. The bylaws also specify the requirements for a shareholders' notice to be in proper written form. These provisions restrict the ability of shareholders to bring matters before the shareholders or to make nominations for directors at meetings of shareholders.

     We are subject to some antitakeover provisions provided under Tennessee law.

     Business Combination Statute. Tennessee's Business Combination Act provides that a party owning 10.0% or more of stock in a "resident domestic corporation" (this party is called an "interested shareholder") cannot engage in a business combination with the resident domestic corporation unless the combination (i) takes place at least five years after the interested shareholder first acquired 10.0% or more of the resident domestic corporation, and (ii) either (A) is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or (B) satisfies certain fairness conditions specified in the Business Combination Act.

     These provisions apply unless one of two events occurs. A business combination with an entity can proceed without delay when approved by the target corporation's board of directors before that entity becomes an interested shareholder, or the resident corporation may enact a charter amendment or bylaw to remove itself entirely from the Business Combination Act. This charter amendment or bylaw must be approved by a majority of the shareholders who have held shares for more than one year prior to the vote and, may not take effect for at least two years after the vote. We have not adopted a charter or bylaw amendment removing the company from coverage under the Business Combination Act.

     An interested shareholder, for purposes of the Combination Act, is any person who is an affiliate or associate of the corporation, or the beneficial owner, directly or indirectly, of 10% or more of the outstanding voting shares of the corporation.

     The Business Combination Act further provides an exemption from liability for officers and directors of resident domestic corporations who do not approve proposed business combinations or charter amendments and bylaws removing their corporations from the Business Combination Act's coverage. This exemption from liability is available as long as the officers and directors act in "good faith belief" that the proposed business combination would adversely affect their corporation's employees, customers, suppliers, or the communities in which their corporation operates and when these factors are permitted to be considered by the board of directors under the charter.

     Control Share Acquisition Act. The Tennessee Control Share Acquisition Act strips a purchaser's shares of voting rights any time an acquisition of shares in a covered Tennessee corporation brings the purchaser's voting power to one-fifth, one-third or a majority of all voting power. The purchaser's voting rights can be established only by a majority vote of the other shareholders. The purchaser may demand a meeting of shareholders to conduct such a vote. The purchaser can demand a meeting for this purpose before acquiring a control share only if it holds at least 10.0% of outstanding shares and announces a good faith intention to make the control share acquisition. A target corporation may or may not redeem the purchaser's shares if the shares are not granted voting rights.

     Investor Protection Act. Tennessee's Investor Protection Act applies to tender offers directed at corporations (called "offeree companies") that have "substantial assets" in Tennessee and that are either incorporated in or have a principal office in Tennessee. This act requires an offeror making a tender offer for an offeree company to file with the Commissioner of Commerce and Insurance a registration statement. When the offeror intends to gain control of the offeree company, the registration statement must indicate any plans the offeror has for the offeree company. The Commissioner may require additional information material to the takeover offer and may call for hearings. This act does not apply to an offer that the offeree company's board of directors recommends to shareholders.

     In addition to requiring the offeror to file a registration statement with the Commissioner, This act requires the offeror and the offeree company to deliver to the Commissioner all solicitation materials used in connection with the tender offer. This act prohibits "fraudulent, deceptive, or manipulative acts or practices" by either side, and gives the Commissioner standing to apply for equitable relief to the Chancery Court of Davidson County, Tennessee, or to any other chancery court having jurisdiction whenever it appears to the Commissioner that the offeror, the offeree company, or any of its respective affiliates has engaged in or is about to engage in a violation of this act. Upon proper showing, the Chancery Court may grant injunctive relief. This act further provides civil and criminal penalties for violations.

     Tennessee Greenmail Act. The Tennessee Greenmail Act prohibits us from purchasing or agreeing to purchase any of our securities, at a price higher than fair market value, from a holder of 3% or more of any class of our securities who has beneficially owned the securities for less than two years. We can make this purchase if the majority of the outstanding shares of each class of voting stock issued by us approves the purchase or we make an offer of at least equal value per share to all holders of shares of that class.

     The effect of the above may make a change of control of us harder by delaying, deferring or preventing a tender offer or takeover attempt that you might consider to be in your best interest, including those attempts that might result in the payment of a premium over the market price for your shares. They may also promote the continuity of our management by making it harder for you to remove or change the incumbent members of the board of directors.

RIGHTS AGREEMENT

     The board of directors has declared a dividend of one right for each share of common stock outstanding. The holders of any additional common stock subsequently issued before the earliest of the distribution date, the redemption of the rights, the exchange of the rights or the expiration of the rights also will be entitled to one right for each additional share. The rights entitle the registered holder under certain circumstances to purchase from the company one-thousandth of a share of Junior Participating Preferred Stock, Series A, at a price of $60 per one-thousandth of a share of preferred stock, subject to adjustment. The Rights Agreement sets forth the description and terms of the rights.

     The rights will be evidenced by the common stock certificates and not by separate certificates until the earlier of:

     (1) the day following the first date of public disclosure that an acquiring person or group, together with persons affiliated, or associated with the acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of 15.0% of the outstanding common stock and

     (2) the tenth business day after the date of commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person if, upon consummation of the offer, this person or group, together with persons affiliated or associated with it would acquire beneficial ownership of 15.0% or more of the outstanding common stock.

Until the earlier of the two dates described in (1) and (2) above, (or earlier redemption, exchange, or expiration of the rights); (A) the rights will be transferable only with the common stock (except with redemption of the rights);
(B) common stock certificates will contain a notation incorporating the Rights Agreement by reference and (C) the surrender for transfer of any certificates for common stock will also constitute the transfer of the right associated with the common stock represented by such certificate. For the discussion above, Messrs. John M., Joseph R. and Jefferson J. Gregory are not considered acquiring persons.

     As soon as practicable following the earlier of the two dates described in
(1) and (2) above, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on this date. From and after this date, the separate rights certificates alone will evidence the rights.

     The rights will become exercisable on or after the earlier of the two dates described in (1) and (2) above, (unless sooner redeemed or exchanged). The rights will expire at the close of business on the tenth anniversary of the date of initial issuance unless earlier redeemed or exchanged by the company as described below.

     The purchase price payable and the number of shares of preferred stock or other securities, cash or other property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend or distribution on, or a subdivision or combination of, or reclassification of the preferred stock, (2) upon the grant to holders of the preferred stock of some rights, options, or warrants to subscribe for preferred stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (3) upon the distribution to holders of the preferred stock of other securities, cash (excluding regular periodic cash dividends), property, evidences of indebtedness, or assets.

     If a person becomes an acquiring person, the rights will "flip-in" and entitle each holder of a right, except as provided below, to purchase, upon exercise at the then-current purchase price, that number of shares of common stock having a market value of two times the purchase price. In addition, following a "flip-in," the board of directors has the option of exchanging all or part of the rights, except as provided below, for common stock.

     In the event that, following a "flip-in," we are acquired in a merger or other business combination in which the common stock does not remain outstanding or is exchanged or 50% or more of our consolidated assets or earning power is transferred or disposed of (in one transaction or a series of related transactions), the rights will "flip-over" and entitle each holder (other than the acquiring person and certain related persons or transferees) of a right to purchase, upon the exercise of the right at the then-current purchase price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such purchase price.

     Any rights beneficially owned at any time on or after the earlier of the distribution date and the stock acquisition date by an acquiring person or an affiliate or associate (other than an exempt person) of an acquiring person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a "Triggering Event," and any holder of those rights will have no right to exercise the rights or have the rights exchanged as provided above. A "Triggering Event" will be deemed to occur in the event that the person becomes an acquiring person.

     The number of outstanding rights and the number of one-thousandths of a share of preferred stock issuable upon exercise of each right and the purchase price are subject to adjustment. The adjustment will occur prior to the distribution date in the event of a stock dividend on the common stock payable in common stock or subdivision or combination of the common stock.

     At any time prior to the earlier of the stock acquisition date and the expiration date, we may redeem the rights.

     The holder of a right will have no rights as a shareholder of King until a right is exercised, including, without limitation, the right to vote or to receive the dividends or distributions.

     At any time prior to the stock acquisition date, a majority of the directors, continuing in office may, without the approval of a holder of the rights (except, in certain circumstances, an exempt person), supplement or amend any provision of the rights agreement (including the date on which the distribution date will occur after announcement of commencement of a tender offer). Thereafter, the rights agreement may be amended by a majority of the directors continuing in office without the approval of any holder of the rights only to cure ambiguities, to correct defective or inconsistent provisions, or in ways that do not adversely affect the rights holders. Notwithstanding the foregoing, the rights agreement may not be amended to change the purchase price, the number of shares of preferred stock, other securities, cash or other property obtainable upon exercise of a right, the redemption price or the expiration date.

     The rights have certain anti-takeover effects. The right may cause substantial dilution to a person or group other than an exempt person that attempts to acquire us on terms not approved by the board of directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the board of directors prior to the time a person or group other than an exempt person has acquired beneficial ownership of 15.0% or more of the common stock, because until such time the rights may be redeemed by King at $.01 per right.

     The foregoing description of the rights is qualified in its entirety by reference to the rights agreement, a copy of the form of which is filed with the SEC.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The charter limits the liability of directors to the fullest extent permitted by the Tennessee Business Corporation Act. In addition, the charter provides that we shall indemnify our directors and officers to the fullest extent permitted by law.

TRANSFER AGENT, REGISTRAR, RIGHTS AGENT AND CUSTODIAN

     The transfer agent, registrar and rights agent for our common stock and the preferred stock purchase rights and the custodian for the selling shareholders is Union Planters Bank, N.A., Belleville, Illinois.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated October 17, 2000, we will sell to Credit Suisse First Boston Corporation the shares of Common Stock offered hereby.

     The underwriter will offer the shares of common stock for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of both methods of sale, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The shares of common stock will not be sold on or through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange. The underwriter may do so by selling the shares of common stock to or through broker/dealers, who may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriter and/or the purchasers of the shares of common stock for whom they may act as agents. In connection with the sale of the shares of common stock, the underwriter may be deemed to have received compensation from us in the form of underwriting discounts, and the underwriter may also receive commissions from the purchasers of the shares of common stock for whom it may act as agent. The underwriter and any broker/dealers that participate with the underwriter in the distribution of the shares of common stock may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the shares of common stock by them may be deemed to be underwriting discounts or commissions.

     The underwriter is purchasing the shares of common stock from us at $40.50 per share (representing $109,480,005 aggregate proceeds to us, before we deduct our out-of-pocket expenses of approximately $480,005). The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock if any are purchased.

     We have agreed to indemnify the underwriter against liabilities under the Securities Act of 1933, or contribute to payments that the underwriter may be required to make in that respect.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 15 days after the date of this prospectus, except issuances of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants, outstanding on the date hereof, grants of employee stock options pursuant to a plan outstanding on the date hereof or issuances of common stock pursuant to the exercise of such options or issuances of common stock pursuant to our dividend reinvestment.

     In connection with the offering the underwriter may engage in stabilizing transactions and over-allotment transactions, syndicate covering transactions and penalty bids, in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short positions, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of our common stock offered in this offering will be passed upon for King by Baker, Donelson, Bearman & Caldwell, Johnson City, Tennessee. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements and supplementary pooled consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, either incorporated by reference or included in this prospectus supplement have been so incorporated or included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

Prospectus

                                  $350,000,000

                           KING PHARMACEUTICALS, INC.

                                  COMMON STOCK

                                PREFERRED STOCK

                                DEBT SECURITIES

                                 DEBT WARRANTS

                           -------------------------

     King Pharmaceuticals, Inc. may offer and sell shares of common stock, shares of preferred stock, debt securities and debt warrants. These securities may be offered and sold from time to time for an aggregate offering price of up to $350,000,000. We will provide the specific terms and the initial public offering prices of these securities in an accompanying prospectus supplement.

     We may sell the securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be stated in an accompanying prospectus supplement.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 19, 2000.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission using a shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total of $350,000,000.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to or update other information contained in this prospectus. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus our Annual Report on Form 10-K for the year ended December 31, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning:

        King Pharmaceuticals, Inc.
        501 Fifth Street
        Bristol, Tennessee 37620
        Attention: Kyle P. Macione, Executive Vice President, Investor Relations
        Telephone: 423.989.8077

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We will not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     In addition to historical information, this prospectus contains (or incorporates by reference) certain "forward-looking statements," such as statements concerning our anticipated financial or product performance and other non-historical facts. Since these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others:

     - anticipated developments and expansions of our business;

     - increases in sales of recently acquired products;

     - development of product line extensions;

     - the products which we expect to offer;

     - the intent to market and distribute certain of our products internationally;

     - the intent to manufacture certain products in our own facilities which are currently manufactured for us by third parties;

     - the intent, belief or current expectations of King's directors or officers with respect to its future operating performance;

     - expectations regarding sales growth, gross margins, manufacturing productivity, capital expenditures and effective tax rates;

     - expectations or beliefs regarding regulatory matters or conditions; and

     - expectations regarding King's financial condition and liquidity as well as future cash flows and earnings.

                           KING PHARMACEUTICALS, INC.

     King is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products. Through a national sales force of over 290 representatives, we market our branded pharmaceutical products to general/family practitioners and internal medicine physicians and hospitals across the country. Our business strategy is to acquire established branded pharmaceutical products and to increase their sales by focused marketing and promotion and through product life cycle management. In pursuing acquisitions, we seek to capitalize on opportunities in the pharmaceutical industry created by cost containment initiatives and consolidation among large, global pharmaceutical companies. We also create value by developing product line extensions for our branded pharmaceutical products such as new formulations, dosages or new indications. These product line extensions are profitable for us because they may have market exclusivity or sales levels that do not attract significant competition. In addition to branded pharmaceuticals, we also provide contract manufacturing for a number of the world's leading pharmaceutical and biotechnology companies, including Amgen, Inc., Warner-Lambert Company, Mallinckrodt Chemical Inc., Genetics Institute and Hoffman-LaRoche, Inc.

     We are a Tennessee corporation. Our executive offices are located at 501 Fifth Street, Bristol, Tennessee 37620, and our telephone number is (423) 989-8000.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     Our consolidated ratios of earnings to fixed charges for each of the years ended December 31, 1997, 1998 and 1999 are as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              1997      1998      1999
                                                              -----     -----     -----
Ratios of earnings to fixed charges(a)......................   3.6x      4.8x      2.3x

-------------------------

(a) For purposes of computing this consolidated ratio, earnings consist of income before:

     - income taxes and

     - fixed charges excluding capitalized interest.

     Fixed charges consist of:

     - all interest expense;

     - the portion of net rental expense which is deemed representative of the interest factor;

     - the amortization expense of debt issuance costs; and

     - capitalized interest.

                                USE OF PROCEEDS

     Unless otherwise indicated in the accompanying prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, including the reduction of debt and the financing of future acquisitions. We may temporarily invest funds that we do not immediately need for these purposes in short-term marketable securities.

                                LEGAL OWNERSHIP

"STREET NAME" AND OTHER INDIRECT HOLDERS

     Investors who hold securities in accounts at banks or brokers will generally not be recognized by us as legal holders of securities. When we refer to the "holders" of securities, we mean only the actual legal holders of the securities. Holding securities in accounts at banks or brokers is called holding in "street name." If you hold securities in "street name," we will recognize only the bank or broker, or the financial institution the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the securities, either because they agree to do so in their customer agreements or because they are legally required to. If you hold securities in "street name," you should check with your own institution to find out:

     - How it handles securities payments and notices.

     - Whether it imposes fees or charges.

     - How it would handle voting if ever required.

     - Whether and how you can instruct it to send you securities registered in your own name so you can be a direct holder as described below.

     - How it would pursue rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests.

DIRECT HOLDERS

     Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons who are registered as holders of securities. As noted above, we do not have obligations to you if you hold in "street name" or other indirect means, either because you choose to hold securities in that manner or because the securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a "street name" customer but does not do so.

GLOBAL SECURITIES

     A global security is a special type of indirectly held security, as described above under "'Street name' and other indirect holders." If we choose to issue securities in the form of global securities, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the "depositary." Any person wishing to own a security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether your series of securities will be issued only in the form of global securities.

     SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES. As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead deal only with the depositary that holds the global security.

     You should be aware that if securities are issued only in the form of global securities:

     - You cannot get securities registered in your own name.

     - You cannot receive physical certificates for your interest in the securities.

     - You will be a "street name" holder and must look to your own bank or broker for payments on the securities and protection of your legal rights relating to the securities. See "Street name' and other indirect holders" on page 4.

     - You may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

     - The depositary's policies will govern payments, transfers, exchange and other matters relating to your interest in the global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global security.

     We and the trustee also do not supervise the depositary in any way.

     Payment for purchases and sales in the market for corporate bonds and notes is generally made in next-day funds. In contrast, the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds. This difference could have some effect on how global security interests trade, but we do not know what that effect will be.

     SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED. In a few special situations described later, the global security will terminate and interests in it will be exchanged for physical certificates representing securities. After that exchange, the choice of whether to hold securities directly or in "street name" will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. The rights of "street name" investors and direct holders in the securities have been previously described in the subsections entitled "'Street name' and other indirect holders" on page 4 and "Direct holders" on page 4.

     The special situations for termination of a global security are:

     - When the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary.

     - When an Event of Default on the securities has occurred and has not been cured. Defaults are discussed later under "Default and related matters" on page 14.

     The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary (and not we or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

     IN THE REMAINDER OF THIS DESCRIPTION "YOU" MEANS DIRECT HOLDERS AND NOT "STREET NAME" OR OTHER INDIRECT HOLDERS OF SECURITIES. INDIRECT HOLDERS SHOULD READ THE PREVIOUS SUBSECTION ON PAGE 4 ENTITLED "'STREET NAME' AND OTHER INDIRECT HOLDERS."

                  DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

     As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called the
"indenture." The indenture is a contract between us and                , which
acts as trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described later on page 14 under "Remedies if an event of default occurs."

     Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

     The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture and the debt securities are governed by New York law. A copy of the indenture has been filed with the SEC as part of our Registration Statement. See "Where You Can Find More Information" on page 1 on how to obtain a copy.

     We may issue as many distinct series of debt securities under the indenture as we wish. This section summarizes all the material terms of the debt securities that are common to all series unless otherwise indicated in the prospectus supplement relating to a particular series.

     Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of various terms used in the indenture. For example, in this section we describe the meaning for only the more important terms that have been given special meaning in the indenture. We also include references in parentheses to applicable sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in the prospectus supplement, those sections or defined terms are incorporated by reference here or in the prospectus supplement.

     We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. A prospectus supplement relating to original issue discount securities will describe federal income tax consequences and other special considerations applicable to them. The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as described in more detail in a prospectus supplement relating to any of these types of debt securities. A prospectus supplement relating to indexed debt securities or foreign currency debt securities will also describe any additional tax consequences or other special considerations applicable to these types of debt securities.

     In addition, the material specific financial, legal and other terms particular to debt securities of each series are described in the prospectus supplement relating to the debt securities of that series. The prospectus supplement relating to debt securities of the series will describe the following terms of the debt securities:

     - the title of the debt securities of the series;

     - any limit on the total principal amount of the debt securities of the series (including any provision for the future offering of additional debt securities of the series beyond any such limit);

     - the date or dates on which the debt securities of the series will mature;

     - any annual rate or rates, which may be fixed or variable, at which the debt securities of the series will bear interest, if any, and the date or dates from which any interest will accrue;

     - the date or dates on which any interest on the debt securities of the series will be payable and the regular record date or dates we will use to determine who is entitled to receive each interest payment;

     - the place or places where the principal and any premium and interest will be payable;

     - any period or periods within which and the price or prices at which we will have the option to redeem the debt securities of the series, and the other detailed terms and provisions of any optional redemption right;

     - any obligation we will have to redeem the debt securities of the series under a sinking fund or analogous provision or to redeem your debt securities at your option and the period or periods during which, the price or prices at which and the other specific terms under which we would be obligated to redeem the debt securities of the series under any obligation of this kind;

     - if other than integral multiples of $1,000, the denominations in which we will issue the debt securities of the series;

     - if other than U.S. dollars, the currency of payment of the principal and any premium and interest on the debt securities of the series;

     - any index or other special method we will use to determine the amount of principal or any premium or interest we will pay on the debt securities of the series;

     - if we or you have a right to choose the currency or currency units in which payments on any of the debt securities of the series will be made, the currencies or currency units that we or you may elect, when the election may be made and the other specific terms of the right to make an election of this kind;

     - if other than the principal amount, the portion of the principal amount of the debt securities of the series which will be payable upon the declaration of acceleration of the maturity of the debt securities of the series;

     - the applicability of the provisions described on page 13 under "Defeasance;"

     - if we will issue the debt securities of the series only in the form of global securities as described above under "Global securities" on page 4, the name of the depository for the debt securities of the series and the circumstances under which the global securities may be terminated and separate debt securities may be registered in the names of persons other than the depositary or its nominee if other than those circumstances described on page 5 under "Special situations when a global security will be terminated"; and

     - any other special terms of the debt securities of the series that are not inconsistent with the provisions of the indenture.

     The prospectus supplement relating to the debt securities of the series will be attached to the front of this prospectus.

     We may issue debt securities other than the debt securities described in this prospectus. There is no requirement that any other debt securities that we issue be issued under the indenture. Thus, any other debt securities that we issue may be issued under other indentures or documentation. This documentation may contain provisions different from those included in the indenture or applicable to one or more issues of the debt securities described in this prospectus.

OVERVIEW OF THE REMAINDER OF THIS DESCRIPTION

     The remainder of this description summarizes:

     - ADDITIONAL MECHANICS relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments;

     - your rights under several SPECIAL SITUATIONS, such as if we merge with another company or, if we want to change a term of the debt securities;

     - promises we make to you about how we will run our business, or business actions we promise not to take (known as "RESTRICTIVE COVENANTS"); and

     - your rights if we DEFAULT or experience other financial difficulties.

ADDITIONAL MECHANICS

     FORM, EXCHANGE AND TRANSFER.  The debt securities will be issued:

     - only in fully registered form;

     - without interest coupons; and

     - in denominations that are even multiples of $1,000 unless otherwise specified in a prospectus supplement.

     You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an "exchange."

     You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the "security registrar." The security registrar will also perform transfers.

     You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

     If we have designated additional transfer agents, they are named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

     If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed.

     PAYMENT AND PAYING AGENTS. We will pay interest to you if you are a direct holder listed in the trustee's records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the "regular record date" and is stated in the prospectus supplement. Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sale price of the debt securities to allocate interest fairly between buyer and seller. This allocated interest amount is called "accrued interest."

     We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in New York City. That
office is currently located at                , New York, New York. You must
make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

     We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee's corporate trust office. These offices are called "paying agents." We may also choose to act as our own paying agent. We must notify you of changes in the paying agents for any particular series of debt securities.

     NOTICES. We and the trustee will send notices regarding the debt securities only to direct holders, using their addresses as listed in the trustee's records.

     Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else.

SPECIAL SITUATIONS

     MERGERS AND SIMILAR EVENTS. We are generally permitted to consolidate or merge with another company or firm. We are also permitted to sell substantially all of our assets to another firm, or to buy substantially all of the assets of another firm. However, we may not take any of these actions unless all the following conditions are met:

     - Where we merge out of existence or sell our assets, the other company or firm must agree to be legally responsible for the debt securities.

     - The merger, sale of assets or other transaction must not cause a default on the debt securities, and we must not already be in default (unless the merger or other transaction would cure the default). For purposes of this no-default test, a default would include an event of default that has occurred and not been cured, as described later on page 14 under "Events of default" A default for this purpose would also include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

     - It is possible that the merger, sale of assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders or over our general creditors if we fail to pay them back. We have promised to limit these preferential rights on our property, called "liens", as discussed later on page 11 under "Restrictive covenants -- Restrictions on liens." If a merger or other transaction would create any liens on our property, we must comply with that restrictive covenant. We would do this either by deciding that the liens were permitted, or by following the requirements of the restrictive covenant to grant an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities.

     - We must deliver certain certificates and other documents to the trustee.

     - We must satisfy any other requirements specified in the prospectus supplement.

     MODIFICATION AND WAIVER. There are three types of changes we can make to the indenture and the debt securities.

     1. Changes Requiring Your Approval. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

     - change the stated maturity of the principal or interest on a debt security;

     - reduce any amounts due on a debt security;

     - reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default,

     - change the place or currency of payment on a debt security;

     - impair your right to sue for payment;

     - reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture,

     - reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults, and

     - modify any other aspect of the provisions dealing with modification and waiver of the indenture.

     2. Changes Requiring a Majority Vote. The second type of change to the indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities. The same vote would be required for us to obtain a waiver of all or part of the restrictive covenants described under "Restrictive covenants" on page 11, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed in the first category described previously on page 10 under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

     3. Changes Not Requiring Approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities in any material way.

     FURTHER DETAILS CONCERNING VOTING. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a security:

     - For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

     - For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that security described in the prospectus supplement.

     - For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

     Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later on page 13 under "Full defeasance."

     We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or a shorter period that we may specify (or as the trustee may specify, if it set the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time.

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

RESTRICTIVE COVENANTS

     RESTRICTIONS ON LIENS. Some of our property may be subject to a mortgage or other legal mechanism that gives our lenders preferential rights in that property over other lenders (including you and the other direct holders of the debt securities) or over our general creditors if we fail to pay them back. These preferential rights are called "liens." We promise that we will not become obligated on any new debt that is secured by a lien on any of our principal manufacturing properties, or on any shares of stock or debt of any of our principal subsidiaries, unless we grant an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities.

     We do not need to comply with this restriction if the amount of all debt that would be secured by liens on principal manufacturing properties (including the new debt, the debt securities which we would so secure as described in the previous sentence, and all "attributable debt," as described under "Restriction on sales and leasebacks" below, that results from a sale and leaseback transaction involving principal manufacturing properties) is less than 10% of our consolidated net tangible assets.

     This restriction on liens does not apply to debt secured by certain types of liens, and we can disregard this debt when we calculate the limits imposed by this restriction. These types of liens include:

     - liens on the property of any of our principal subsidiaries, or on their shares of stock or debt, if those liens existed at the time the corporation became our principal subsidiary;

     - liens in favor of us or our principal subsidiaries;

     - liens in favor of U.S. Governmental bodies that we granted in order to assure our payments to such bodies that we owe by law or because of a contract we entered into;

     - liens on property that existed at the time we acquired the property (including property we may acquire through a merger or similar transaction) or that we granted in order to purchase the property (sometimes called "purchase money mortgages"); and

     - liens on the buildings or property of our facilities in Bristol, Tennessee and Rochester, Michigan.

     We can also disregard debt secured by liens that extend, renew or replace any of these types of liens.

     We and our subsidiaries are permitted to have as much unsecured debt as we may choose.

     RESTRICTIONS ON SALES AND LEASEBACKS. We promise that neither we nor any of our principal subsidiaries will enter into any sale and leaseback transaction involving a principal manufacturing property, unless we comply with this restrictive covenant. A "sale and leaseback transaction" generally is an arrangement between us or a principal subsidiary and a bank, insurance company or other lender or investor where we or the principal subsidiary lease a property which was or will be sold by us or the principal subsidiary to that lender or investor more than 120 days after the completion of construction of the property and the beginning of its full operation.

     We can comply with this restrictive covenant in either of two different ways. First, we will be in compliance if we or our principal subsidiary could grant a lien on the principal manufacturing property in an amount equal to the attributable debt for the sale and leaseback transaction without being required to grant an equivalent or higher-ranking lien to you and the other direct holders of the debt securities under the restrictions on liens covenant described above on page 11. Second, we can comply if we retire an amount of funded debt, within 120 days of the transaction, equal to at least the net proceeds of the sale of the principal manufacturing property that we lease in the transaction or the fair value of that property (subject to credits for certain voluntary retirements of debt securities and funded debt we may make), whichever is greater.

     This restriction on sale and leasebacks does not apply to any sale and leaseback transaction that is between us and one of our principal subsidiaries or between principal subsidiaries, or that involves a lease for a period of three years or less.

     CERTAIN DEFINITIONS RELATING TO OUR RESTRICTIVE COVENANTS. Following are the meanings of the terms that are important in understanding the restrictive covenants previously described.

     - "attributable debt" means, in connection with any sale or leaseback transaction, the lesser of (i) the fair value of the property subject to the sale and leaseback transaction (as determined by our board of directors) and (ii) the total net amount of rent (discounted at a rate per annum equal to a composite rate of interest on all outstanding debt securities) that is required to be paid during the remaining term of the lease on this property.

     - "consolidated net tangible assets" is the total amount of assets (less reserves and certain other permitted deductible items), after subtracting all current liabilities and all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and similar intangible assets, as such amounts appear on our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.

     - "funded debt" means all debt for borrowed money that either has a maturity of 12 months or more from the date on which the calculation of funded debt is made or has a maturity of less than 12 months from that date but is by its terms renewable or extendible beyond 12 months from that date at the option of the borrower.

     - A "principal manufacturing property" is any building or other structure or facility, and the land on which it sits and its associated fixtures, that we or our principal subsidiaries use primarily for manufacturing or processing, other than a building, structure or other facility that our board of directors has determined is not of material importance to the total business that we and our principal subsidiaries conduct.

     - A "principal subsidiary" means any of Monarch Pharmaceuticals, Inc., Parkedale Pharmaceuticals, Inc., or King Pharmaceuticals of Nevada, Inc.

DEFEASANCE

     The following discussion of full defeasance and covenant defeasance will be applicable to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the prospectus supplement.

     FULL DEFEASANCE. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities (called "full defeasance") if we put in place the following other arrangements for you to be repaid:

     - We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. (Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.)

     - We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

     If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

     COVENANT DEFEASANCE. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the debt securities. In order to achieve covenant defeasance, we must do the following:

     - We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - We must deliver to the trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

     If we accomplish covenant defeasance, the following provisions of the indenture and the debt securities would no longer apply:

     - Our promises regarding conduct of our business previously described under "Restrictive covenants" on page 11, and any other covenants applicable to the series of debt securities and described in the prospectus supplement.

     - The condition regarding the treatment of liens when we merge or engage in similar transactions, as previously described on page 9 under "Mergers and similar events."

     - The events of default relating to breach of covenants and acceleration of the maturity of other debt, described later under "Default and related matters".

     If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurred (such as our bankruptcy) and the debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

DEFAULT AND RELATED MATTERS

     RANKING. The debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The debt securities are not subordinated to any of our other debt obligations and therefore they rank equally with all our other unsecured and unsubordinated indebtedness.

     EVENTS OF DEFAULT. You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

     The term "event of default" means any of the following:

     - We do not pay the principal or any premium on a debt security on its due date.

     - We do not pay interest on a debt security within 30 days of its due date.

     - We do not deposit any sinking fund payment on its due date.

     - We remain in breach of a restrictive covenant described beginning on page 11 or any other term of the indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or holders of 10% of the principal amount of debt securities of the affected series.

     - We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

     - Any other event of default described in the prospectus supplement occurs.

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture.

     REMEDIES IF AN EVENT OF DEFAULT OCCURS. If an event of default has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of the affected series.

     Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee satisfactory protection from expenses and liability. This protection is called an "indemnity."

     If satisfactory indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture.

     Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

     - You must give the trustee written notice that an event of default has occurred and remains uncured.

     - The holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

     - The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

     - The holders of a majority in principal amount of all outstanding debt securities of the relevant series must not have given the trustee a direction that is inconsistent with the above notice.

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date.

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

     We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

                             REGARDING THE TRUSTEE

     The Bank of New York currently acts as trustee under the indenture for our $150 million 10 3/4% Senior Subordinated Notes due 2009.

                   DESCRIPTION OF DEBT WARRANTS WE MAY OFFER

     We may issue warrants for the purchase of debt securities. Debt warrants may be issued separately or together with debt securities.

     The debt warrants are to be issued under debt warrant agreements to be entered into between King Pharmaceuticals, Inc. and one or more banks or trust companies, as debt warrant agent, all as

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

will be set forth in the prospectus supplement relating to the debt warrants being offered by the prospectus supplement. A form of debt warrant agreement, including a form of debt warrant certificate representing the debt warrants, reflecting the alternative provisions that may be included in the debt warrant agreements to be entered into with respect to particular offerings of debt warrants, is included as an exhibit to the registration statement. See "Where You Can Find More Information" on page 1 for information on how to obtain a copy of the form of debt warrant agreement.

     The following description of the debt warrant agreements and the debt warrant certificates and summaries of some provisions of the debt warrant agreements and the debt warrant certificates do not describe every aspect of the debt warrants and are subject to, and are qualified in their entirety by reference to, all the provisions of the applicable debt warrant agreements and the debt warrant certificates, including definitions of terms used in the debt warrant agreements and not otherwise defined in this prospectus. For example, in this section we use some terms that have been given special meaning in the debt warrant agreements. We also include references in parentheses to some sections of the debt warrant agreements. Whenever we refer to particular sections or defined terms of the debt warrant agreement in this prospectus, those sections or defined terms are incorporated by reference here or in the relevant prospectus supplement.

TERMS OF THE DEBT WARRANTS ARE TO BE DESCRIBED IN THE PROSPECTUS SUPPLEMENT

     The particular terms of each issue of debt warrants, the debt warrant agreement relating to the debt warrants and the debt warrant certificates representing debt warrants will be described in the applicable prospectus supplement. This description will include:

     - the initial offering price;

     - the currency or currency unit in which the price for the debt warrants is payable;

     - the title, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants;

     - the title and terms of any related debt securities with which the debt warrants are issued and the number of the debt warrants issued with each debt security;

     - the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

     - the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

     - the date on which the right to exercise the debt warrants will commence and the date on which this right will expire;

     - the identity of the debt warrant agent;

     - if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to debt warrants; and

     - any other terms of the debt warrants.

     Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations and, if in registered form, may be presented for registration of transfer, and debt warrants may be exercised, at the corporate trust office of the debt warrant agent or any other office indicated in the related prospectus supplement. Before the exercise of debt warrants, holders of debt

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

warrants will not be entitled to payments of principal, premium, if any, or interest, if any, on the debt securities purchasable upon exercise of the debt warrants, or to enforce any of the covenants in the indenture.

EXERCISE OF DEBT WARRANTS

     Unless otherwise provided in the related prospectus supplement, each debt warrant will entitle the holder of debt warrants to purchase for cash the principal amount of debt securities at the exercise price that will in each case be set forth in, or be determinable as set forth in, the related prospectus supplement. Debt warrants may be exercised at any time up to the close of business on the expiration date specified in the prospectus supplement relating to the debt warrants. After the close of business on the expiration date or any later date to which the expiration date may be extended by King, unexercised debt warrants will become void.

     Debt warrants may be exercised as set forth in the prospectus supplement relating to the debt warrants. Upon receipt of payment and the debt warrant certificate properly completed and duly executed at the corporate trust office of the debt warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities purchasable upon exercise of the debt warrants to the person entitled to them. If fewer than all of the debt warrants represented by the debt warrant certificate are exercised, a new debt warrant certificate will be issued for the remaining amount of debt warrants.

     If you hold your interest in a debt warrant indirectly, you should check with the institution through which you hold your interest in the debt warrant to determine how these provisions will apply to you. See "Legal Ownership" on page 4 for a general description of the procedures and rights applicable to indirect owners of debt warrants.

MODIFICATIONS

     The debt warrant agreement may be amended by King and the debt warrant agent, without the consent of the holder of any debt warrant certificate, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained in the debt warrant agreement, or making any provisions in regard to matters or questions arising under the debt warrant agreement that we may deem necessary or desirable; provided that the amendment may not adversely affect the interest of the holders of debt warrant certificates in any material respect. We and the debt warrant agent also may modify or amend the debt warrant agreement and the terms of the debt warrants, with the consent of the owners of not less than a majority in number of the then outstanding unexercised debt warrants affected. However, any modification or amendment that increases the exercise price, shortens the period of time during which the debt warrants may be exercised or otherwise materially and adversely affects the exercise rights of the owners of debt warrants or reduces the number of debt warrants the consent of whose owners is required for modification or amendment of the debt warrant agreement or the terms of the debt warrants may be made only with the consent of the owners affected by the modification or amendment.

MERGER, CONSOLIDATION, SALE OR OTHER DISPOSITIONS

     Under the debt warrant agreement, we may, to the extent permitted in the indenture, consolidate with, or sell or convey all or substantially all of our assets to, or merge with or into, any other corporation. If at any time there is a merger, consolidation, sale, transfer, conveyance or other disposition of substantially all of the assets of King, the successor or assuming corporation will succeed to and be substituted for King, with the same effect as if it had been named in the debt

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

warrant agreement and in the debt warrants as King. We will then be relieved of any further obligation under the debt warrant agreement or under the debt warrants.

ENFORCEABILITY OF RIGHTS; GOVERNING LAW

     The debt warrant agent will act solely as an agent of King in connection with the issuance and exercise of debt warrants and will not assume any obligation or relationship of agency or trust for or with any holder of a debt warrant certificate or any owner of a beneficial interest in debt warrants. The holders of debt warrant certificates, without the consent of the debt warrant agent, the trustee, the holder of any debt securities issued upon exercise of debt warrants or the holder of any other debt warrant certificates, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against King suitable to enforce, or otherwise in respect of, their rights to exercise debt warrants evidenced by their debt warrant certificates. Except as may otherwise be provided in the related prospectus supplement, each issue of debt warrants and the applicable debt warrant agreement will be governed by and construed in accordance with the law of the State of New York.

                  DESCRIPTION OF PREFERRED STOCK WE MAY OFFER

     Each series of preferred stock will have specific financial and other terms which will be described in a prospectus supplement. The description of the preferred stock that is set forth in any prospectus supplement is not complete without reference to the Second Amended and Restated Charter of King of King Pharmaceuticals, Inc.

     Our Charter authorizes the Board of Directors to issue up to 15,000,000 shares of preferred stock, no par value per share, in one or more series. As of December 31, 1999, we had neither designated nor issued shares of preferred stock. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding stock of King without the separate vote of holders of preferred stock as a class.

     Our Board of Directors is authorized to designate, for each series of preferred stock, the following items, among others:

     - the maximum number of shares in the series;

     - the designation of the series;

     - the dividend rate, or basis for determining such rate, if any, on the shares of the series;

     - whether dividends will be cumulative and, if so, from which date or dates;

     - whether the shares of the series will be redeemable and, if so, the dates, prices and other terms and conditions of redemption;

     - whether we will be obligated to purchase or redeem shares of the series pursuant to a sinking fund or otherwise, and the prices, periods and other terms and conditions upon which the shares of the series will be redeemed or purchased;

     - whether the shares of the series will be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the rate or rates of conversion or exchange, the terms of adjustment, if any, and whether the shares of the series will be convertible or exchangeable at our option or the option of holders of preferred shares, or both;

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

     - whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of those voting rights;

     - the rights of the shares of the series in the event of the voluntary or involuntary liquidation, dissolution or winding up of King; and

     - any other relative rights, powers, preferences, qualifications, limitations or restrictions relating to the shares of the series.

     The shares of preferred stock of any one series will be identical with each other except for the dates from which dividends will cumulate, if at all. The shares of preferred stock will be fully paid and nonassessable.

                              PLAN OF DISTRIBUTION

     We may sell the securities offered by this prospectus through agents, underwriters or dealers, directly or indirectly to one or more purchasers.

     The accompanying prospectus supplement will identify or describe:

     - any underwriters, dealers or agents;

     - their compensation;

     - the net proceeds to King;

     - the purchase price of the securities;

     - the initial public offering price of the securities; and

     - any exchange on which the securities are listed.

     AGENTS. We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment to sell securities on a continuing basis.

     UNDERWRITERS. If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     DIRECT SALES. We may also sell securities directly to one or more purchasers without using underwriters or agents.

     Underwriters, dealers, and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses.

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                                    VALIDITY

     The validity of the securities offered by this prospectus will be passed upon for King by Baker, Donelson, Bearman & Caldwell, Johnson City, Tennessee, and for any underwriters or agents by counsel named in the prospectus supplement.

                            INDEPENDENT ACCOUNTANTS

     The consolidated financial statements of King as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated in this registration statement by reference to the financial statements in the Annual Report on Form 10-K, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

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                          (KING PHARMACEUTICALS LOGO)

                           KING PHARMACEUTICALS, INC.